20170214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2017

Kristopher A. Isham
Wal-Mart Stores, Inc.
kristopher.isham@walmartlegal.com

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Isham:

This is in response to your letter dated January 30, 2017 concerning the shareholder proposal submitted to Walmart by Jing Zhao. We also have received a letter from the proponent dated February 1, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Jing Zhao
FISMA & OMB Memorandum M-07-16

March 16, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wal-Mart Stores, Inc.
Incoming letter dated January 30, 2017

The proposal requests that the company reform the corporate governance guidelines to add guidelines to discontinue and remove disqualified members of the board of directors in accordance with applicable laws.

There appears to be some basis for your view that Walmart may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Walmart's policies, practices and procedures compare favorably with the guidelines of the proposal and that Walmart has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Walmart omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Walmart relies.

Sincerely,

Brian V. Soares
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

FISMA & OMB Memorandum M-07-16

February 1, 2017

Via email shareholderproposals@sec.gov
U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-2736

Re: Shareholder Proposal for Inclusion in Wal-Mart Stores Proxy Statement

Ladies and Gentlemen:

The January 30, 2017 letter from Wal-Mart Stores, Inc. (the Company) to the SEC to exclude my proposal from the Company's Proxy Statement has no basis.

• Implementation of my proposal will not cause the Company to violate any law, as my proposal specifically states: "…in accordance with applicable laws". The Company has the power and flexibility to choose to implement my proposal while not violating Delaware law. For example, if Delaware law does not permit the Board to remove directors from the Board, at least, my proposal could be implemented to discontinue and remove disqualified members of Board from next year's nomination.

• The Company does not lack the power and authority to implement my proposal. As shown from the fact that the Company has continuously refused to communicate with concerned shareholders, the Company lacks the will to reform the Corporate Governance Guidelines in respect of the Director Qualifications.

• My proposal is not materially false and misleading. If my proposal does need editing (as shown in my May 9, 2016 letter to the Board, my English as my third language is not perfect), I am willing to learn from the SEC's judgment. If the Company will hold a contested election of the Board at the 2017 shareholders meeting, I am willing to withdraw my proposal voluntarily.

• The Company has not substantially implemented my proposal. As revealed from the Company letter, I am shocked that against so many strong evidences of disqualification (for example, it's been years since a couple of massive data breaches at Yahoo! compromised information of more than 1 billion users), the Company still will continue to nominate the failed Yahoo! CEO to the 2017 shareholders meeting for reelection to the Board, which will be uncontested and the Company will not disclose any critical (negative) information of any nominee to shareholders. My proposal is dearly needed to reform the Corporate Governance Guidelines in respect of the Director Qualifications for the Company.

• My proposal itself does not relate to the election of any particular director. My supporting statement cites a disqualified director as an example for the need to reform the Corporate Governance Guidelines in respect of the Director Qualifications because the Company had continuously rejected communications with concerned shareholders regarding the vital human rights violation issue. Only from the Company letter the Company acknowledged receiving one of my communications (my May 9, 2016 letter) to the Board. Unfortunately, my letter was not used to investigate the director's qualification, but was utilized only for the purpose to exclude my proposal. The contents of my supporting statement do not relate to a director's "business judgment" issue; rather, they are concerned of the basic ethical disqualification of a director to mislead the Company to the Yahoo! failure and the Yahoo! fate (death).

Shareholders have the right to vote on this very important issue. Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16***

Respectfully,

Jing Zhao

Jing Zhao

Cc: Kristopher Isham Kristopher.Isham@walmartlegal.com
Korvin, David DKorvin@gibsondunn.com

Legal
Corporate

Kristopher A. Isham
Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.8684
Fax 479.277.5991
Kristopher.Isham@walmartlegal.com

January 30, 2017

VIA E-MAIL *to shareholderproposals@sec.gov*

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wal-Mart Stores, Inc.*
Shareholder Proposal of Jing Zhao
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that Wal-Mart Stores, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from Jing Zhao (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> Resolved: shareholders recommend that Wal-Mart Stores, Inc. reform the Corporate Governance Guidelines in respect of the Director Qualifications to add guidelines to discontinue and remove disqualified members of Board of Directors, in accordance with applicable laws.

A copy of the Proposal and related correspondence from the Proponent is attached hereto as Exhibit A. A copy of the Company's Certificate of Incorporation (the "Certificate"), Amended and Restated Bylaws (the "Bylaws") are attached hereto as Exhibit B and Exhibit C, respectively.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation would cause the Company to violate Delaware law;
- Rule 14a-8(i)(6) because the Company lacks the power and authority to implement the Proposal;
- Rule 14a-8(i)(3) because the Proposal is materially false and misleading;
- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal; and
- Rule 14a-8(i)(8) because the Proposal relates to the election of a director.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(2) Because Implementation Of The Proposal Would Cause The Company To Violate Delaware Law.

Rule 14a-8(i)(2) allows the exclusion of a proposal if implementation of the proposal would "cause the company to violate any state, federal, or foreign law to which it is subject." *See Kimberly-Clark Corp.* (avail. Dec. 18, 2009); *Bank of America Corp.* (avail. Feb. 11, 2009). For the reasons set forth in the legal opinion provided by Potter Anderson & Corroon LLP regarding Delaware law (the "Delaware Law Opinion"), the Company believes that the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause the Company to violate Delaware law. A copy of the Delaware Law Opinion is attached to this letter as Exhibit D.

The Proposal asks the Company to amend its Corporate Governance Guidelines (the "Guidelines") to "discontinue and remove disqualified members" of the Board of Directors (the "Board"). The Guidelines consist of a series of policies adopted by the Company's Board "to assist the Board in the exercise of its responsibilities to our shareholders and the Company."[1] Thus, the Proposal seeks to give the Company's Board the power to "discontinue and remove" directors from the Board if they become "disqualified."

Delaware law has rejected, for nearly a century, the proposition of directors being able to remove other directors. As discussed in greater detail in the Delaware Law Opinion, "Delaware law considers removal of directors to be a fundamental element of the stockholder's authority," and recognizes three circumstances in which a director's term may be terminated, none of which extend power of removal to a board, "(1) when the director's successor is elected and qualified, (2) if the director resigns, or (3) if the director is removed." Further, Section 141(k) of the General Corporation Law of the State of Delaware (the "DGCL"), subject to two exceptions that are inapplicable to the Company, specifically vests the power to remove a director in a company's shareholders. Thus, as the Delaware Law Opinion concludes, "the Proposal, if adopted and implemented, would violate [Delaware law] . . . and, accordingly, is not a proper subject for stockholder action under Delaware law." Additionally, because the intent of the Guidelines is "to serve as a flexible framework within which the Board may conduct its business and not a set of legally binding obligations," even if the Guidelines could be reformed in the manner requested by the Proposal, the implementation of the Proposal would not, per the express terms of the Guidelines, establish a legally enforceable right of, or obligation for, the Board to "discontinue or remove" another Board member. Thus, the Proposal's request that the amendment to the Guidelines be implemented "in accordance with applicable laws" cannot save the Proposal from exclusion under Rule 14a-8(i)(2) because, as discussed above, in no circumstance does Delaware law permit the Board to remove directors from the Board.

The Staff has concurred with the exclusion of similar shareholder proposals related to the removal of directors that would violate state law. For example, in *BMC Software, Inc.* (avail. July 9, 2003), the Staff concurred with the exclusion of a proposal requesting that shareholders adopt a policy that would prohibit all directors from "knowingly making or causing to be made a material false statement or misrepresentation in any regulatory filing" and violations of this policy would be enforced by, among other things, the removal of any director who violated it from the board of directors. The proposal was excluded under Rule 14a-8(i)(2) because, as the opinion from Delaware counsel indicated, "members of the board of directors of a Delaware

[1] The Guidelines are available at http://stock.walmart.com/investors/corporate-governance/governance-documents/.

corporation may not be removed from the board without a vote of stockholders." Similarly, the Proposal here would cause the Company to adopt a governance policy that would allow directors to remove other directors, which violates Delaware law.

Additionally, on numerous occasions, the Staff has concurred with the exclusion of shareholder proposals where the proposal, if implemented, would violate state law, according to a legal opinion signed by counsel. For example, in *Johnson & Johnson* (avail. Feb. 16, 2012), the Staff concurred with the exclusion of a proposal that requested a bylaw amendment that would in certain cases limit a director's ability to serve on the board's compensation committee, where the company furnished a state law legal opinion confirming that the requested bylaw would violate state law. *See also Bank of America Corp.* (avail. Feb. 11, 2009) (concurring in the exclusion under Rule 14-8(i)(2) of a proposal for the company to amend its bylaws to establish a board committee and authorize the board chairman to appoint members of the committee, since the proposal would violate state law); *PG&E Corp.* (avail. Feb. 14, 2006) (concurring with the exclusion of a proposal requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporations Code required that plurality voting be used in the election of directors); *MeadWestvaco Corp.* (avail. Feb. 27, 2005) (concurring with the exclusion of a proposal recommending that the company amend its bylaws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (same); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every stockholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(B) of the Ohio Revised Code regarding the fiduciary duties of directors).

Just as in the precedents discussed above, the Proposal is excludable under Rule 14a-8(i)(2) because, as established in the Delaware Law Opinion, implementation of the Proposal would cause the Company to violate Delaware law.

II. The Proposal May Be Excluded Under Rule 14a-8(i)(6) Because The Company Lacks The Power And Authority To Implement The Proposal.

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal "[i]f the company would lack the power or authority to implement the proposal." The Company believes that this exclusion applies to the Proposal because the Company lacks the power and authority to implement a proposal that would violate Delaware law. The Staff has concurred on numerous occasions that a company may exclude a proposal under both Rule 14a-8(i)(2) and Rule 14a-8(i)(6) if the proposal's adoption would cause the company to violate state law. *See*, *e.g.*, *RTI Biologics*, *Inc*. (avail. Feb. 6, 2012); *NiSource Inc*. (avail. Mar. 22, 2010). As discussed more fully above and in the Delaware Law Opinion, amending the Guidelines in the manner requested would violate Delaware law because the Proposal seeks to vest directors with the power to remove other directors, which would violate Delaware law. Therefore, because the Company lacks the power and authority under Delaware law to implement the Proposal, the Proposal is excludable under Rule 14a-8(i)(6).

III. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because It Is Materially False and Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Proposal is materially false and misleading because it indicates that currently "disqualified" directors on the Company's Board cannot be "discontinue[d] and remove[d]" from the Board and cites in support multiple excerpts from the Company's Bylaws and Guidelines. As discussed below, the Proposal's interpretations of these provisions are materially false and misleading.

The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of entire shareholder proposals that contain statements that are materially false or misleading. *See, e.g.*, *Microsoft Corp.* (avail. Oct. 7, 2016) (concurring in the exclusion of a proposal requesting that the "board shall not take any action whose primary purpose is to prevent the effectiveness of shareholder vote without a compelling justification for such action" because neither the company nor its shareholders could determine which situations the proposal applied to or what types of conduct it was intended to address); *Ferro Corp.* (avail. Mar. 17, 2015) (concurring in the exclusion of a proposal requesting that the company reincorporate in Delaware based on misstatements of Ohio law, which improperly suggested that the shareholders would have increased rights if the Delaware law governed the company instead of Ohio law); *General Electric Co.* (avail. Jan. 6, 2009) (concurring in the exclusion of a proposal under which any director who received more than 25% in "withheld" votes would not be permitted to serve on any key board committee for two years because the company did not typically allow shareholders to withhold votes in director elections); *Johnson & Johnson* (avail. Jan. 31, 2007) (concurring in the exclusion of a proposal to provide shareholders a "vote on an advisory management resolution . . . to approve the Compensation Committee [R]eport" because the proposal would create the false implication that shareholders would receive a vote on executive compensation); *State Street Corp.* (avail. Mar. 1, 2005) (concurring in the exclusion of a proposal requesting shareholder action pursuant to a section of state law that had been recodified and was thus no longer applicable); *General Magic, Inc.* (avail. May 1, 2000) (concurring in the exclusion of a proposal requesting that the company make "no more false statements" to its shareholders because the proposal created the false impression that the company tolerated dishonest behavior by its employees when in fact the company had corporate policies to the contrary). "[W]hen a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading." Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14").

In evaluating whether a proposal may be excluded under Rule 14a-8(i)(3), the Staff has stated that it "consider[s] only the information contained in the proposal and supporting statement and determine[s] whether, based on that information, shareholders and the company can determine what actions the proposal seeks." Staff Legal Bulletin No. 14G (Oct. 16, 2012). Here, the Proposal contains numerous false and misleading statements that are integral to the Proposal's central concept of the need to provide that "disqualified" directors shall be removed from the Board.

First, the Supporting Statement contains materially misleading statements regarding the length of the term that a director is elected to serve on the Board. The Supporting Statement quotes the Guidelines, which state: "An outside director is expected to serve for at least six years" and can "be invited to serve for an additional six-year period." The Supporting Statement's subsequent reference to directors who have served on the Board for multiple years that "we cannot discontinue and remove" makes clear that the Proponent interprets the Guidelines as guaranteeing their service for that period of time. However, as noted in the Guidelines, the Guidelines are not binding and instead articulate the Board's view that outside directors should be willing to serve for at least six years and that such directors should serve no more than 12 years (which is, in essence, a term limit). Moreover, as set forth in the Bylaws, the Company's directors are elected annually. *See* Article II, Section 2 of the Bylaws.

Second, the Supporting Statement is materially false and misleading when it cites Article III, Section 1 of the Bylaws as providing that "our Board election is uncontested." In fact, the Bylaws permit shareholders to nominate directors for election to the Board and expressly contemplate that director elections may be uncontested or contested as the Bylaws specify the different voting standards applicable in each. *See* Article II, Section 5(e) of the Bylaws (addressing stockholder nomination); Article III, Section 1(b) of the Bylaws.

Next, the Supporting Statement states that "[t]here are no guidelines to discontinue and remove any disqualified member of Board of Directors." As explained in the Delaware Law Opinion, under Delaware law only shareholders may remove directors, thereby "discontinu[ing]" their term. Moreover, shareholders of a Delaware corporation that has a board that is not classified may remove directors with or without cause. The Company's Certificate does not classify the Board and, as noted above, the Bylaws provide that the Company's directors are elected annually. Thus, as explained in the Delaware Law Opinion, the Company's shareholders already have the ability permitted by Delaware law to "discontinue and remove" Company directors during their term as well as the opportunity to vote against the election of directors each year. Moreover, per the express terms of the Guidelines, even if the Guidelines could be amended in accordance with the Proposal, implementation of the Proposal would not establish a legally enforceable right of, or obligation for, the Board to "discontinue and remove" directors, as discussed in the Delaware Law Opinion.

The materiality under Rule 14a-8(i)(3) of false and misleading assertions regarding corporate governance matters is demonstrated by the court's holding in *Express Scripts Holding*

Co. v. Chevedden, 2014 WL 631538, at *4 (E.D. Mo. Feb. 18, 2014). There, in the context of a proposal that sought to separate the positions of chief executive officer and chairman, the court held that, "when viewed in the context of soliciting votes in favor of a proposed corporate governance measure, statements in the proxy materials regarding the company's existing corporate governance practices are important to the stockholder's decision whether to vote in favor of the proposed measure" and therefore are material. Applying *Express Scripts* to the Proposal demonstrates that the false and misleading statements in the Proposal and its Supporting Statement would be material to shareholders' consideration of the Proposal. As explained above, the Supporting Statement implies that the Company's directors are elected to serve six to twelve years, falsely implies that the Bylaws require director elections to be uncontested and falsely states that currently a director cannot be "discontinue[d] and remove[d]" from the Board. Just as the excludable proposals in *Microsoft*, *General Electric*, *Johnson & Johnson*, *State Street* and *General Magic* created false impressions that would impermissibly mislead shareholders considering the proposals, these materially false or misleading statements and implications make the Proposal and the Supporting Statement so fundamentally misleading that it would "require detailed and extensive editing in order to bring [the Proposal and Supporting Statement] into compliance with the proxy rules." SLB 14.

IV. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because The Company Has Substantially Implemented It.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. To the extent that the Proposal is interpreted more broadly than just giving the Company's Board the power to "discontinue and remove" directors from the Board if they become "disqualified," the essential objective of the Proposal is for there to be the ability "to discontinue and remove" the Company's directors from the Board. As discussed below, Delaware law and the Company's Bylaws fully implement the Proposal's essential objective, to the extent possible under state law because the Company's shareholders can "discontinue and remove" the Company's directors and the Company's directors are elected annually. Thus, the Proposal has been substantially implemented, and we believe the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10).

A. Precedent Regarding Exclusion Under Rule 14a-8(i)(10)

The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management . . ." *See* Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996); *Nordstrom, Inc.* (avail. Feb. 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See* Exchange Act Release No. 40018 at n.30 accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § 11.E.6. (Aug. 16, 1983) (the "1983 Release").

The Staff has stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the "essential objective" of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See* 1983 Release. *See also Caterpillar Inc.* (avail. Mar. 11, 2008); *Wal-Mart Stores, Inc.* (avail. Mar. 10, 2008); *PG&E Corp.* (avail. Mar. 6, 2008); *The Dow Chemical Co.* (avail. Mar. 5, 2008); *Johnson & Johnson* (avail. Feb. 22, 2008) (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See e.g. Exxon Mobil Corp. (Rossi)* (avail. Mar. 19, 2010) (concurring that a proposal requesting that the company take all necessary steps so that shareholders be permitted to act by written consent of a majority of the shares outstanding as substantially implemented when shareholders had the ability to do so in all situations but one that was currently inapplicable); *Intel Corp.* (avail. Mar. 11, 2003) (concurring that a proposal requesting that Intel's board submit to a shareholder vote all equity compensation plans and amendments to add shares to those plans that would result in material potential dilution was substantially implemented by a board policy requiring a shareholder vote on most, but not all, forms of company stock plans); *Masco Corp.* (avail. Mar. 29, 1999) (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

B. The Current Rights Of The Company's Shareholders To Remove And Discontinue Directors From The Board Substantially Implement The Essential Objective Of the Proposal

The essential objective of the Proposal is that that there be the ability "to discontinue and remove" from the Board the Company's directors who are "unqualified." This objective has been implemented fully by Delaware law and the Company's Bylaws. Specifically, as discussed above and in the Delaware Law Opinion, "Delaware law considers removal of directors to be a fundamental element of the stockholder's authority." Pursuant to Section 141(k) of the DGCL, shareholders' right to remove a director is limited if the board is classified or if the corporation has cumulative voting. These two exceptions do not apply to the Company, as neither the Certificate nor the Bylaws provide for a classified board and the Certificate does not provide for cumulative voting for directors. Thus, the Company's shareholders may remove the Company's directors with or without cause. Moreover, Article II, Section 2 of the Bylaws gives shareholders the annual right to vote in director elections, which means that shareholders are annually given the opportunity to remove and discontinue directors. Additionally, Article II, Section 5(e) of the Bylaws allows shareholders to nominate directors for election, which gives shareholders the opportunity to remove and discontinue a specific director by electing the shareholder-nominated director in that director's place.

The Staff has concurred with the exclusion of proposals as substantially implemented when state law limits a company's ability to fully implement the proposal as requested. For example, in *FirstEnergy Corp.* (avail. Mar. 10, 2014), the Staff granted exclusion for a proposal requesting that the company's board undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. The company successfully argued that, due to Ohio law, any attempt to amend the company's charter documents to implement the proposal would be ineffective, and thus the proposal was substantially implemented. Similarly, Delaware law and the Bylaws already permit the Company's directors to be "discontinue[d] and remove[d]" from the Board by its shareholders, and any attempt to amend the Company's governing documents, including its Guidelines, in the manner requested by the Proposal would be ineffective.

As the Company, through its Bylaws and given the constraints of state law, currently gives shareholders the meaningful right to "discontinue and remove" directors, the essential objective of the Proposal is substantially implemented. Accordingly, we request that the Staff concur that the Proposal may be excluded under Rule 14a-8(i)(10).

V. The Proposal May Be Excluded under Rule 14a-8(i)(8) Because the Proposal Relates to the Election of a Director.

Rule 14a-8(i)(8), which permits the exclusion of shareholder proposals "relat[ing] to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election." The purpose of the exclusion is to ensure that the shareholder proposal process is not used to circumvent more elaborate rules governing election contests. The Commission has stated, "the principal purpose of this provision is to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns or effecting reforms in elections . . . since other proxy rules . . . are applicable thereto." Exchange Act Release No. 12598 (July 7, 1976).

The Proposal, read together with its Supporting Statement, targets Marissa Mayer, a current member of the Company's Board of Directors (the "Board"), who serves as the Chief Executive Officer, President, and Director of Yahoo! Inc. and whom the Company currently expects the Board to nominate for reelection at the 2017 Annual Meeting of Shareholders. She is mentioned in the Supporting Statement where the Proponent asserts that Ms. Mayer, as Yahoo!'s CEO, is "disqualified" from serving on the Board and is also targeted by the statement that

"Yahoo! has misled the Congress, the SEC, the public and its shareholders for more than one decade."

As set forth below, the Staff has consistently concurred in the exclusion of shareholder proposals that are intended to question the business judgment and suitability of a particular director and those proposals that operate to prevent the election of only some of the directors nominated for reelection at the annual meeting. Thus, we believe that the Proposal is excludable from the 2017 Proxy Materials in reliance on Rule 14a-8(i)(8) as relating to the election of a director to the Board.

Although the Proposal is phrased in general terms, the Supporting Statement leaves no doubt as to how the Proponent intends for it to operate. It states, "we cannot discontinue and remove the disqualified Yahoo! CEO from our Board since 2012." It then proceeds to detail various reasons why the Proponent believes that "Yahoo! has misled the Congress, the SEC, the public and its shareholders for more than one decade of its failed human rights practice." Moreover, the Proposal is the most recent effort in an ongoing campaign by the Proponent targeting Ms. Mayer. The cover letter accompanying the Proposal includes a link to a letter that the Proponent sent to the Board on May 9, 2016, where he expressly targeted Ms. Mayer by writing, "[a]s a Wal-Mart shareholder (enclosed is my proxy), I am writing you to express my grieve [sic] concerns of Ms. Marissa Mayer's qualification to serve our board, as a long time shareholder of Yahoo! Inc." and "Yahoo's CEO is not qualified to serve our board." *See* Exhibit E.

The Staff consistently has permitted companies to exclude shareholder proposals that request or require the resignation of one or more specific directors who are standing for election at the same meeting at which the proposal will be considered. For example, in a situation very similar to the one at issue, in *PepsiCo, Inc*. (avail. Feb. 1, 1999), the company received a shareholder proposal requesting that the board of directors "establish a policy that board members shall submit a resignation if their individual professional responsibilities change through ouster, or resignation due to shareholder pressure." As in the present instance, the proponent in *PepsiCo* phrased the proposal to appear broad and generic, but the supporting statement indicated that the proposal was directed against two incumbent directors, noting that the company's board included "two CEOs who were ousted from their own places of employment. We believe that directors should submit a resignation under circumstances such as these." In concurring that the proposal was excludable under Rule 14a-8(i)(8), the Staff noted that "the proposal, together with the supporting statement, appears to question the ability of two members of the board who PepsiCo indicates will stand for reelection at the upcoming annual meeting to fulfill the obligations of directors." Additionally, in *General Electric Co.* (avail. Jan. 29, 2009), the company received a proposal phrased in general terms where the supporting statement identified one of the directors as the "antithesis of good governance," and stated that the director should have resigned and that the director's continued presence "besmirched" the company. The Staff, in concurring that the proposal was excludable under Rule 14a-8(i)(8), specifically noted that "the proposal, together with the supporting statement, appears to question the business judgment of a board member whom GE expects to nominate for reelection at the upcoming annual meeting of shareholders." The Staff's permitting of exclusion in these two instances is consistent with several other no-action letters that have permitted the exclusion of proposals under Rule 14a-8(i)(8) that required or requested resignation of board members. *See, e.g.*, *CA, Inc.* (avail. June 20, 2006) (concurring in the exclusion of a proposal that requested that two members of the board be removed pursuant to a provision of the DGCL); *Second Bancorp Inc*. (avail. Feb. 12, 2001) (permitting exclusion of a proposal that called for the resignation of an incumbent director); *U.S. Bancorp* (avail. Feb. 27, 2000) (granting no-action relief for a proposal that mandated the removal of the company's officers and directors); *Staodyn, Inc.* (avail. Feb. 9, 1998) (allowing exclusion of a proposal that recommended the removal of non-employee members of the board for cause); *ChemTrak Inc*. (avail. Mar. 10, 1997) (concurring in the omission of a proposal that requested the board of directors to accept the resignation of the current chairman); *Target Corp.* (avail. Feb. 10, 1997) (concurring in the exclusion of a proposal that requested the resignation of all members of the board).

In addition, the Staff has consistently allowed exclusion of proposals that question the personal suitability of a specific individual to serve on the board, including instances where only the supporting statement contained the director-specific information. *See PepsiCo* (noted above); *Brocade Communication Systems, Inc.* (avail. Jan. 31, 2007); *Exxon-Mobil Corp*. (avail. Mar. 20, 2002); *AT&T Corp.* (avail. Feb. 13, 2001); *Honeywell International Inc*. (avail. Mar. 2, 2000) (where, in each case, the Staff concurred that the proposal at issue was excludable under Rule 14a-8(i)(8), noting that "the proposal, together with the supporting statement" appeared to "question the business judgment" of a board member who would stand for re-election at the upcoming annual meeting of shareholders). *See also Black and Decker Corp.* (avail. Jan. 1, 1997) (allowing exclusion of a proposal that questioned the independence of board members where contentions in the supporting statement questioned the business judgment, competence and service of a CEO standing for re-election to the board); *Delta Air Lines, Inc*. (avail. Jul. 21, 1992) (concurring in the exclusion of a shareholder proposal that "calls into question the qualifications of at least one director for re-election and thus the proposal may be deemed an effort to oppose the management's solicitation on behalf of the re-election of this person" in reliance on the predecessor to Rule 14a-8(i)(8)).

Here again, the facts are substantially similar to those in *General Electric*, *PepsiCo* and the other precedent cited above. The Proposal requests that the Guidelines be revised to "discontinue and remove" certain directors who are "disqualified" and then refers to Ms. Mayer as the "disqualified Yahoo! CEO [on] our Board." As the company noted in its letter to the Staff in *PepsiCo*, the Proponent here has "carefully constructed the wording of the resolution so that it appears to be a broad, generic proposal establishing a certain criteria for board membership." However, when viewed with the language in the Supporting Statement quoted above, it is clear the Proposal targets Ms. Mayer, whom the Company currently expects the Board to nominate for reelection at the 2017 Annual Meeting of Shareholders. Based on the well-established precedent set forth above, the Staff views the proposal and supporting statement together when evaluating the excludability of shareholder proposals under Rule 14a-8(i)(8). As such, we believe the

Proposal attempts to question the ability and suitability of a current member of the Board who is currently expected to be nominated for reelection at the 2017 Annual Meeting of Shareholders. Accordingly, the Proposal is excludable from the 2017 Proxy Materials under Rule 14a-8(i)(8).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Please direct any correspondence regarding this matter to me at Kristopher.Isham@walmartlegal.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (479) 204-8684, or Elizabeth A. Ising of Gibson, Dunn & Crutcher LLP at (202) 955-8287.

Sincerely,



Kristopher A. Isham
Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

cc: Elizabeth A. Ising, Gibson, Dunn & Crutcher LLP
Jing Zhao

EXHIBIT A

From:	***FISMA & OMB Memorandum M-07-16***
To:	Board of Directors
Subject:	Shareholder Proposal on the Corporate Governance Guidelines reform
Date:	Monday, August 22, 2016 1:35:57 PM
Attachments:	walmart_proposal_2017.pdf Unique-03279967-08-20-2016_10_06_30_CDT.pdf

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2017 annual meeting of shareholders and a letter confirming my Wal-Mart Stores shares.

Regards,
Jing Zhao
US-Japan-China Comparative Policy Research Institute

FISMA & OMB Memorandum M-07-16

August 20, 2016

Gordon Y. Allison
Vice President and General Council
Wal-Mart Stores, Inc.
702 Southwest 8th Street
Bentonville, Arkansas 72716-0215
via certified mail and email directors@wal-mart.com

Re: Shareholder Proposal on the Corporate Governance Guidelines reform

Dear Board of Directors and Mr. Allison:

Enclosed please find my shareholder proposal for inclusion in our proxy materials for the 2017 annual meeting of shareholders and a letter confirming my Wal-Mart Stores shares. I will continuously hold these shares until the 2017 annual meeting.

I sent you a letter on May 9, 2016 on the related director qualifications issue (http://cpri.tripod.com/cpr2016/walmart160509.pdf). I hope you communicate with concerned shareholders constructively. I would also like to suggest you have an email account to receive shareholder proposals, as many companies and the SEC do.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** or ***FISMA & OMB Memorandum M-07-16***

Yours truly,

Jing Zhao

Enclosure: Shareholder proposal
Letter of shares

Shareholder Proposal on the Corporate Governance Guidelines reform

Resolved: shareholders recommend that Wal-Mart Stores, Inc. reform the Corporate Governance Guidelines in respect of the Director Qualifications to add guidelines to discontinue and remove disqualified members of Board of Directors, in accordance with applicable laws.

Supporting Statement

Under Article III, Section 1, of the Amended and Restated Bylaws, our Board election is

uncontested http://s2.q4cdn.com/056532643/files/doc_downloads/Gov_Docs/walmart-stores-inc-bylaws-june-5-2014.pdf. According to the Corporate Governance Guidelines, "An outside director is expected to serve for at least six years" and can "be invited to serve for an additional six-year period" http://s2.q4cdn.com/056532643/files/doc_downloads/Gov_Docs/Corporate_Governance_Guidelines_April2016.pdf. There are no guidelines to discontinue and remove any disqualified member of Board of Directors. Consequently we have board members since 1978 and 2005, and we cannot discontinue and remove the disqualified Yahoo! CEO from our Board since 2012.

Yahoo! has misled the Congress, the SEC, the public and its shareholders for more than one decade of its failed human rights practice. For example, US-Japan-China Comparative Policy Research Institute's Corporate Social Responsibility Review http://cpri.tripod.com/cpr2016/csrr5.pdf rated Yahoo! the lowest "F" with detailed documents, including some recent public coverage:

1) The Statement by Seven Former Chinese Political Prisoners Regarding the Death of Harry Wu and the Abuses of the Yahoo Human Rights Fund https://chinachange.org/2016/04/28/statement-by-seven-former-chinese-political-prisoners-regarding-the-death-of-harry-wu-and-the-abuses-of-the-yahoo-human-rights-fund/ (April 28, 2016): "of the approximately $14-15 million of the YHRF that has been spent from 2008 to 2015, only about $700,000 was used to provide humanitarian aid to Chinese dissidents."

2) "The Complicated and Contradictory Legacy of Harry Wu" https://foreignpolicy.com/2016/05/25/the-complicated-and-contradictory-life-of-harry-wu-china-yahoo/ (Foreign Policy Report May 25, 2016) about the corrupted Yahoo agent Harry Wu: "That means he was ready to break rules or even laws."

3) "Champion of Human Rights in China Leaves a Tarnished Legacy" http://www.nytimes.com/2016/08/14/us/champion-of-human-rights-in-china-leaves-a-tarnished-legacy.html (New York Times August 13, 2016): "He provided just $1.2 million to dissidents' families, while spending more than $13 million of the Yahoo money to operate his own foundation." "In some years, financial disclosure forms show that the foundation spent less than 2 percent of annual disbursements on direct assistance to Chinese dissidents or their families; in recent years, such grants all but dried up."

To prevent Wal-Mart Stores from repeating Yahoo's fate, please vote for this proposal.

Walmart
Save money. Live better.

Legal
Corporate

Geoffrey W. Edwards
Senior Associate General Counsel

702 SW 8th Street
Bentonville, AR 72716-0215
Phone 479.204.6483
Fax 479.277.5991
Geoffrey.Edwards@walmartlegal.com

August 31, 2016

VIA EMAIL AND OVERNIGHT MAIL
Jing Zhao

FISMA & OMB Memorandum M-07-16

Dear Jing Zhao:

I am writing on behalf of Wal-Mart Stores, Inc. (the "Company"), which received on August 22, 2016, your shareholder proposal entitled "Shareholder Proposal on the Corporate Governance Guidelines reform" (sic) submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention.

1. Proof of Continuous Ownership

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The August 20, 2016 TD Ameritrade letter that you provided is insufficient because it verifies your ownership between August 18, 2015 and August 20, 2016 rather than for the one-year period preceding and including August 22, 2016, the date the Proposal was submitted to the Company.

To remedy this defect, you must obtain a new proof of ownership letter verifying your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including August 22, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including August 22, 2016; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including August 22, 2016.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including August 22, 2016. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including August 22, 2016, the required number or amount of Company shares were continuously held: (i) one from your broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

2. Intent to Hold Shares

As discussed above, under Rule 14a-8(b) of the Exchange Act, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the Proposal at the shareholders' meeting for at least one year as of the date the Proposal was submitted to the Company, and must provide to the Company a written statement of the shareholder's intent to continue to hold the required number or amount of shares through the date of the shareholders' meeting at which the Proposal will be voted on by the shareholders. We believe that your written statement in your correspondence dated August 20, 2016 that you will "continuously hold the shares *until* the 2017 annual meeting" (emphasis added) is not adequate to confirm that you intend to hold the required number or amount of the Company's shares through the date of the 2016 Annual Meeting of Shareholders because it is not clear that you intent to hold the shares *through* the 2017 Annual Meeting of Shareholders. To remedy this defect, you must submit a written statement that you intend to continue holding the required number or amount of Company shares through the date of the Company's 2017 Annual Meeting of Shareholders.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at 702 SW 8th Street, MS 0215, Bentonville, AR 72716-021. Alternatively, you may transmit any response by facsimile to me at (479) 277-5991.

If you have any questions with respect to the foregoing, please contact me at (479) 204-6483. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Geoffrey Edwards
Senior Associate General Counsel
Wal-Mart Stores, Inc.

Enclosures

TD Ameritrade

08/20/2016

Jing Zhao

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, this letter is to confirm you have continuously held 50 shares of Wal-Mart Stores Co. (WMT) in this account from August 18, 2015 thru August 20, 2016.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Corry Hunt

Corry Hunt
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

FISMA & OMB Memorandum M-07-16

September 3, 2016

Geoffrey Edwards
Senior Associate General Council
Wal-Mart Stores, Inc.
702 Southwest 8th Street, MS 0215
Bentonville, Arkansas 72716-0215
via fax 479-277-5991 and
email geoffrey.edwards@walmartlegal.com, directors@wal-mart.com

Re: Shareholder Proposal on the Corporate Governance Guidelines reform-2

Dear Board of Directors and Mr. Edwards:

Thank you to respond to my shareholder proposal submission. I received your overnight mail but not email, which was indicated in your August 31, 2016 letter. I sent email to geoffrey.edwards@walmartlegal.com on September 1 but have not received your reply. I have sent emails to our Board of Directors several times before but never received any response. What is the purpose of these email accounts and our Technology and eCommerce Committee?

I received the TD Ameritrade letter confirming my Wal-Mart Stores shares on August 20th Saturday and dated my proposal on the same day. However, since you request the proposal be mailed by certified mail and the post office was closed Saturday afternoon, I had to wait until August 22nd Monday morning to mail my proposal. Since no sell was traded on Saturdays and Sundays in the U.S. market, my shares were still in my account at least until August 22nd Monday. Your excuse to exclude my shareholder proposal is absurd. Again, I strongly request you have an email account or a fax number to receive shareholder proposals, as the SEC requested and most companies do.

I used the expression of "I will continuously hold these shares until" the next annual meeting to many other companies. No company tried to exclude my proposal because of it. Again, I will continuously hold these 50 shares through the 2017 annual meeting. Actually, your refusing to communicate with concerned shareholders deepened my concern of our company's corporate governance further, so I will continuously hold shares until my proposal to be voted at the annual meeting of shareholders.

Should you have any questions, please contact me at ***FISMA & OMB Memorandum M-07-16*** or ***FISMA & OMB Memorandum M-07-16***

Yours truly,

Jing Zhao

Jing Zhao

Enclosure: new letter of shares

TD Ameritrade

09/03/2016

Jing Zhao

FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16***

Dear Jing Zhao,

Thank you for allowing me to assist you today. As you requested, this is to confirm that you have continuously held 50 shares of Wal-Mart Stores, Inc. (WMT) since 08/18/2015, in the above referenced account, through the date of this letter.

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

William Walker
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

EXHIBIT B

CERTIFICATE OF CHANGE OF REGISTERED AGENT AND REGISTERED OFFICE

* * * * *

Wal-Mart Stores, Inc. a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware

DOES HEREBY CERTIFY:

That the registered office of the corporation in the state of Delaware is hereby changed to Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle.

That the registered agent of the corporation is hereby changed to THE CORPORATION TRUST COMPANY, the business address of which is identical to the aforementioned registered office as changed.

That the changes in the registered office and registered agent of the corporation as set forth herein were duly authorized by resolution of the Board of Directors of the corporation.

IN WITNESS WHEREOF, the corporation has caused this Certificate to be signed by an authorized officer, this 29th day of March, 2004.

Wal-Mart Stores, Inc.

By: ______________________

Jonathan L. Miles, Asst. Secretary

DE023 - 0/28/01 - CT System Online

State of Delaware
Secretary of State
Division of Corporations
Delivered 08:07 PM 03/29/2004
FILED 05:28 PM 03/29/2004
SRV 040230170 - 0732109 FILE

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 07/27/1999
991311069 - 0732109

CERTIFICATE OF AMENDMENT

OF

RESTATED CERTIFICATE OF INCORPORATION

* * * * *

WAL-MART STORES, INC., a corporation organized and existing under and by virtue of the General Corporation law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of WAL-MART STORES, INC. resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing the first paragraph of article Fourth thereof so that, as amended, said paragraph shall be and read as follows:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Eleven Billion, One Hundred Million (11,100,000,000) shares, of which Eleven Billion (11,000,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Martin G. Gilbert, its Vice President and attested by Allison D. Garrett, its Assistant Secretary, this 27th day of July, 1999.

By: /s/ Martin G. Gilbert
Martin G. Gilbert, Vice President

Attest:

By: /s/ Allison D. Garrett
Allison D. Garrett, Assistant Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:00 AM 10/16/1998
981399922 - 0732109

CERTIFICATE OF CHANGE OF LOCATION OF REGISTERED OFFICE AND OF REGISTERED AGENT

It is hereby certified that:

1. The name of the corporation (hereinafter called the "corporation") is

WAL-MART STORES, INC.

2. The registered office of the corporation within the State of Delaware is hereby changed to 1013 Centre Road, City of Wilmington 19805, County of New Castle.

3. The registered agent of the corporation within the State of Delaware is hereby changed to Corporation Service Company, the business office of which is identical with the registered office of the corporation as hereby changed.

4. The corporation has authorized the changes hereinbefore set forth by resolution of its Board of Directors.

Signed on Oct. 1, , 1998.

[signature]

Allison D. Garrett, V. Pres.

CERTIFICATE OF OWNERSHIP AND MERGER

Wal-Mart Stores, Inc., a corporation organized and existing under the laws of Delaware,

DOES HEREBY CERTIFY:

FIRST: That this corporation was incorporated on the 31st day of October, 1969, pursuant to the General Corporation Law of the State of Delaware.

SECOND: That this corporation owns all of the outstanding shares of WMR, Inc., which was incorporated in Kansas on December 13, 1991.

THIRD: That this corporation, by the following resolutions of its Board of Directors, duly adopted by unanimous written consent of the members of its Executive Committee, filed with the minutes of the Board of Directors, on the 2nd day of January, 1997, determined to and did merge into itself said subsidiary corporation:

> RESOLVED, That Wal-Mart Stores, Inc. merge, and it hereby does merge into itself the subsidiary corporation WMR, Inc., and assumes all of its obligations; and
>
> FURTHER, That the merger shall become effective 12:01 a.m. CST on February 1, 1997; and
>
> FURTHER, That the proper officers of this corporation be and they are hereby directed to make and execute Certificates of Ownership and Merger setting forth a copy of the resolutions to merge said subsidiary corporation and assume its liabilities and obligations, and the date of adoption thereof, and such other documents that may be required by the various state of the constituent corporation, to cause the same to be filed with the Kansas Secretary of State and to do all acts and things whatsoever which may in anyway be necessary or proper to effect said merger.

FIFTH: Anything herein or elsewhere to the contrary notwithstanding, this merger may be amended or terminated and abandoned by the Board of Directors of Wal-Mart Stores, Inc. at any time prior to the date of filing the merger with the Secretary of State.

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 04:30 PM 02/07/1997
971043024 - 0732109

IN WITNESS WHEREOF, Wal-Mart Stores, Inc. has caused this Certificate to be signed this 30th day of January, 1997.

WAL-MART STORES, INC.

BY ______________________

Robert K. Rhoads
Sr. Vice-President and
Secretary

Approved as to legal terms only
by ______________________
Wal-Mart Legal Team
Date: 1-30-97

Legal
1-28-97

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 03:00 PM 01/31/1995
950023904 - 732109

CERTIFICATE OF OWNERSHIP AND MERGER

WAL-MART STORES, INC., a corporation organized and existing under the laws of Delaware,

DOES HEREBY CERTIFY:

FIRST: That this corporation was incorporated on the 31st day of October, 1969, pursuant to the General Corporation Law of the State of Delaware.

SECOND: That this corporation owns all of the outstanding shares of each of the following subsidiary corporations, incorporated in the states and on the dates indicated:

NAME OF SUBSIDIARY	STATE OF INCORPORATION	DATE
ARKANSAS IMPORT & DISTRIBUTION COMPANY	Arkansas	08-20-79
HUTCHESON WHOLESALE SHOE COMPANY, INC.	Arkansas	04-04-24
SUPER SAVER WHOLESALE CLUB, INC.	Louisiana	02-20-84
THE WHOLESALE CLUB, INC.	Indiana	05-24-82
KUHN'S-BIG K STORES CORP.	Tennessee	06-24-46
BIG K EDWARDS, INC.	Tennessee	08-18-77

THIRD: That this corporation, by the following resolutions of its Board of Directors, duly adopted by unanimous written consent of the members of its Executive Committee, filed with the minutes of the Board of Directors, on the 30th day of January, 1995, determined to and did merge into itself said subsidiary corporations:

RESOLVED, That Wal-Mart Stores, Inc. merge, and it hereby does merge into itself the subsidiary corporations Arkansas Import & Distribution Company, Hutcheson Wholesale Shoe Company, Inc., Super Saver Wholesale Club, Inc., The Wholesale Club, Inc., Kuhn's-Big K Stores Corp., and Big K Edwards, Inc., and assumes all their obligations; and

FURTHER, That the merger shall become effective at 12:01 a.m. CST on February 1, 1995; and

FURTHER, That the proper officers of this corporation be and they are hereby directed to make and execute Certificates of Ownership and Merger setting forth a copy of the resolutions to merge said subsidiary corporations and assume their liabilities and obligations, and the date of adoption thereof, and such other documents that may be required by the various states of the constituent corporation, to cause the same to be filed with the Secretaries of State of said states and to do all acts and things whatsoever which may in anywise be necessary or proper to effect said mergers.

FIFTH: Anything herein or elsewhere to the contrary notwithstanding, this merger may be amended or terminated and abandoned by the Board of Directors of Wal-Mart Stores, Inc. at any time prior to the date of filing the merger with the Secretary of State.

IN WITNESS WHEREOF, Wal-Mart Stores, Inc. has caused this Certificate to be signed this 30th day of January, 1995.

WAL-MART STORES, INC.

BY ______________________________
Paul R. Carter
Executive Vice President and
Chief Financial Officer

APPROVED LEGAL

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STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 02:00 PM 08/26/1991
912385167 - 732109

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION

* * * * *

WAL-MART STORES, INC., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of WAL-MART STORES, INC. resolutions were duly adopted setting forth a proposed amendment to the Restated Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Restated Certificate of Incorporation of this corporation be amended by changing the first paragraph of article Fourth thereof so that, as amended, said paragraph shall be and read as follows:

> "FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is Five Billion, Six Hundred Million (5,600,000,000) shares, of which Five Billion, Five Hundred Million (5,500,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock")."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, the annual meeting of the stockholders of said corporation was duly called and held, upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Robert K. Rhoads, its Vice President and attested by J. Scott Melton, its Assistant Secretary, this 19th day of August, 1991.

By ______________________
Robert K. Rhoads,
Vice President

Attest:

By ______________________
J. Scott Melton
Assistant Secretary

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 09:01 AM 01/28/1991
910285237 - 732109

CERTIFICATE OF OWNERSHIP AND MERGER
OF WAL-MART PROPERTIES, INC.
WITH AND INTO WAL-MART STORES, INC.

Wal-Mart Stores, Inc., a Delaware corporation, hereby certifies:

1. Wal-Mart Stores, Inc. owns 100% of the outstanding shares of each class of the stock of Wal-Mart Properties, Inc., also a Delaware corporation.

2. Pursuant to Section 253 of the General Corporation Law of the State of Delaware, Wal-Mart Properties, Inc. is hereby merged with and into Wal-Mart Stores, Inc., which hereby assumes all of the obligations of Wal-Mart Properties, Inc.

3. Attached is a copy of the resolution of the Board of Directors of Wal-Mart Stores, Inc. to so merge, which was adopted on January 21, 1991.

4. The effective date of the merger is January 31, 1991.

Dated January 25, 1991.

WAL-MART STORES, INC.

By: [signature]

Title: President and Chief Executive Officer

ATTEST: Bette Hendrix

Title: Corporate Assistant Secretary

STATE OF ARKANSAS)
) SS
COUNTY OF BENTON)

On this day appeared before me, the undersigned, a Notary Public, within and for the County and State aforesaid, DAVID GLASS, known to me to be the PRESIDENT AND CHIEF EXECUTIVE OFFICER of Wal-Mart Stores, Inc., a Delaware corporation, who stated and acknowledged that he had signed the foregoing instrument as the act and deed of the said corporation and that the facts stated therein are true, and I so certify this 25th day of January , 1991.

Nancy J. Naskowich
Notary Public

My commission expires:

June 12, 1993

G:BLS\CERT0118MG2

CERTIFICATE

The undersigned, Bette Hendrix, hereby certifies that she is the duly elected, qualified, and acting Corporate Assistant Secretary of Wal-Mart Stores, Inc., and that the following is an accurate and complete copy of three resolutions duly adopted by the Board of Directors by an Unanimous Consent to Action in Lieu of Special Meeting, dated January 21, 1991, and, further, that to the best knowledge of the undersigned, such resolutions are in full force and effect and have not been modified or rescinded to the date hereof:

WHEREAS Wal-Mart Stores, Inc., is the 100% owner of the outstanding shares of each class of stock of Wal-Mart Properties, Inc.; be it

RESOLVED, That Wal-Mart Properties, Inc., should be dissolved by merger into Wal-Mart Stores, Inc., effective at the close of business January 31, 1991; and further

RESOLVED, That the President, any Vice Chairman, or any Vice President shall be and is hereby authorized, jointly or severally, to pursue the merger and to file any and all documents required to effect the merger; and further

RESOLVED, That Bette Hendrix, Corporate Assistant Secretary of Wal-Mart Stores, Inc., be and is hereby authorized to affix the corporate seal on any such documents to certify the above resolutions.

Dated this 25th day of January, 1991.

Bette Hendrix
Bette Hendrix
Corporate Assistant Secretary

CORPORATE
SEAL

728300074

FILED

OCT 26 1988 10 AM

RESTATED CERTIFICATE OF INCORPORATION

OF

WAL-MART STORES, INC.

WAL-MART STORES, INC., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is:

WAL-MART STORES, INC.

The date of filing its original Certificate of Incorporation with the Secretary of State was October 31, 1969.

2. This Restated Certificate of Incorporation only restates and integrates and does not further amend the provisions of the Certificate of Incorporation of this corporation as heretofore amended or supplemented and there is no discrepancy between those provisions and the provisions of this Restated Certificate of Incorporation.

3. The text of the Certificate of Incorporation as amended or supplemented heretofore is hereby restated without further amendments or changes to read as herein set forth in full:

FIRST: The name of the Corporation is

WAL-MART STORES, INC.

SECOND: Its registered office in the State of Delaware is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name and address of its registered agent is The Corporation Trust Company,

Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is One Billion, Four Hundred Million (1,400,000,000) shares, of which One Billion, Three Hundred Million (1,300,000,000) shares shall be classified as Common Stock, of the par value of 10¢ per share (herein called "Common Stock"), and of which One Hundred Million (100,000,000) shares shall be classified as Preferred Stock of the par value of 10¢ per share (herein called "Preferred Stock").

The designations, preferences, limitations and relative rights of the shares of Preferred Stock and of Common Stock are as follows:

1. Preferred Stock. The Preferred Stock may be issued in such one or more series as shall from time to time be created and authorized to be issued by the Board of Directors as hereafter provided.

The Board of Directors is hereby expressly authorized, by resolution or resolutions from time to time adopted providing for the issuance of Preferred Stock, to fix and state the designations, powers, preferences and relative, participating, optional and other special rights of the shares of each series of

Preferred Stock, and the qualifications, limitations and restrictions thereof, including (but without limiting the generality of the foregoing) any of the following with respect to which the Board of Directors shall determine to make affirmative provisions:

a) the distinctive name and serial designations;

b) the annual dividend rate or rates and the dividend payment dates;

c) whether dividends are to be cumulative or non-cumulative and the participating or other special rights, if any, with respect to the payment of dividends;

d) whether any series shall be subject to redemption and, if so, the manner of redemption and the redemption price or prices;

e) the amount or amounts of preferential or other payment to which any series is entitled over any other series or over the the Common Stock on voluntary or involuntary liquidation, dissolution or winding up;

f) any sinking fund or other retirement provisions and the extent to which the charges therefor are to have priority over the payment of dividends on or the making of sinking fund or other like retirement provisions for shares of any other series or over dividends on the Common Stock;

g) any conversion, exchange, purchase or other privileges to acquire shares of any other series or of the Common Stock;

h) the number of shares of such series;

i) the voting rights, if any, of such series;

j) the stated value, if any, for such series, the consideration for which shares of such series may be issued and the amount of such consideration which shall be credited to the capital account.

Each share of such series of Preferred Stock shall have the same relative rights and be identical in all respects with all the other shares of the same series.

Before the Corporation shall issue any shares of Preferred Stock of any series authorized as hereinbefore provided, a certificate setting forth a copy of the resolution or resolutions with respect to such series adopted by the Board of Directors of the Corporation pursuant to the foregoing authority vested in sai Board shall be made, filed and recorded in accordance with the then applicable requirements, if any, of the laws of the State of Delaware, or, if no certificate is then so required, such certificate shall be signed and acknowledged on behalf of the Corporation by its President or a Vice President and its corporate seal shall be affixed thereto and attested by its Secretary or an Assistant Secretary and such certificate shall be filed and kept on file at the principal office of the Corporation in the State of Delaware and in such other place or places as the Board of Directors shall designate.

Shares of any series of Preferred Stock which shall be issued and thereafter acquired by the Corporation through purchase, redemption, conversion or otherwise, may by resolution or resolutions of the Board of Directors be returned to the status of authorized but unissued Preferred Stock of the same series. Unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issue thereof, the number of authorized shares of stock of any such series may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution or resolutions of the Board of Directors and the filing of a certificate complying with the foregoing requirements. In case the number of shares of any such series of Preferred Stock shall be decreased, the shares representing such decrease shall, unless otherwise provided in the resolution or resolutions of the Board of Directors providing for the issuance thereof, resume the status of authorized but unissued Preferred Stock, undesignated as to series.

2. Common Stock. The Common Stock shall have no special rights or limitations.

3. In connection with the merger of KUHNCO, INC. ("Kuhnco"), a wholly-owned subsidiary of WAL-MART STORES, INC. ("Wal-Mart") into KUHN'S-BIG K STORES CORP. ("Kuhn") a series of Preferred Stock is established to which the following provisions shall be applicable:

SECTION 1. Designation of Series. The series shall be designated Series A 8% Cumulative Convertible Preferred Stock, par value $.10 per share with a stated value of $25.00 per share (herein called "Series A Preferred Stock").

SECTION 2. Numbers of Shares. The number of shares of Series A Preferred Stock to be issued is up to 532,759.

SECTION 3. Dividend Rate. The dividend rate for Series A Preferred stock is $2.00 per share per annum; provided, however, that dividends may be declared and paid only out of retained earnings of Wal-Mart, and provided, further, that the dividend payable on the first dividend payment date subsequent to the effective date of the merger of Kuhnco into Kuhn shall be that proportion of the $.50 per share regular quarterly dividend equal to that portion of Wal-Mart's fiscal quarter ended next preceding such dividend payment date which occurs subsequent to the effective date of the merger of Kuhnco into Kuhn. Dividends on the Series A Preferred Stock shall be preferential and cumulative, so that so long as any Series A Preferred Stock shall be outstanding Wal-Mart will not declare or pay, or set apart for payment, any dividends (other than dividends payable in shares of any class or classes of stock of Wal-Mart ranking junior to the Series A Preferred Stock), and will not redeem, purchase or otherwise acquire, directly or indirectly, whether voluntarily, for a sinking fund, or otherwise, any shares of any class or classes of stock of Wal-Mart ranking junior to the Series A Preferred Stock if at the time of making such declaration, payment, setting apart, distribution, redemption, purchase or acquisition, full cumulative dividends upon all outstanding shares of Series A Preferred Stock shall not have been paid or declared and set apart for payment for all past quarterly dividend periods, provided that notwithstanding the foregoing Wal-Mart may at any time redeem, purchase or otherwise acquire shares of stock of any such junior class in exchange for, or out of the net cash proceeds from the concurrent sale of, other shares of stock of any such junior class.

SECTION 4. Dividend Payment Dates. The dates at which dividends on the Series A Preferred Stock shall be payable are May 15, August 15, November 15 and February 15 of each year.

SECTION 5. Redemption.

(a) The Series A Preferred Stock shall not be redeemable by Wal-Mart prior to October 1, 1986. Thereafter, the Series A Preferred Stock shall be redeemable by Wal-Mart, at its option, in whole or in part (if in part, the shares to be redeemed shall be selected by lot) and the redemption price for the Series A Preferred Stock shall be $27.50 per share plus accrued and unpaid dividends; provided, however, that until September 1, 1991, no redemption shall be permitted other than pursuant to paragraph (b) below or the last sentence of this paragraph (a), unless for any period of ten (10) consecutive trading days within the thirty (30) days preceding the date notice of redemption shall be given pursuant to paragraph (c) below the average of the last reported sales prices for the Common Stock (as defined in Section 8 below) on the New York Stock Exchange shall be equal to at least 125% of the amount of the conversion price for the Common Stock as then in effect under Section 8 below. Notwithstanding the foregoing, if Wal-Mart should be a party to any consolidation or merger whereby the outstanding shares of Common Stock are to be exchanged for or converted into cash or other securities of an issuer unrelated or unaffiliated with Wal-Mart, Wal-Mart may, at its option exercisable not later than 30 days prior to the effective date of any such consolidation or merger, redeem any or all of the outstanding shares of the Series A Preferred Stock effective as of the later of October 1, 1986 or the effective date of any such consolidation or merger at a price of $27.50 per share plus accrued and unpaid dividends.

(b) At December 31 of each year set forth in the table below, Wal-Mart shall redeem from each holder of shares of Series A Preferred Stock the respective number of shares owned by each holder at the record date for such redemption set forth in the table below, at $27.50 per share, plus all dividends accrued and unpaid on such Series A Preferred Stock up to the date fixed, upon giving the notice hereinafter provided:

Year	Percent of Shares of Series A Preferred Stock Owned By Each Holder on Record Date
1986	20.0%
1987	25.0%
1988	33.3%
1989	50.0%
1990	100.0%

During the continuance of a default by Wal-Mart (because of lack of funds legally available or for any other reason) in making any redemption required under this paragraph 5 (b), no sum shall be set aside for or applied to the purchase or redemption (pursuant to any applicable sinking fund or redemption provisions or otherwise) of any shares of any class or series of stock ranking as to dividends or assets on a parity with or junior to Series A Preferred Stock and no dividend shall be declared or paid or any other distribution ordered or made upon any shares of any class or series of stock ranking as to dividends junior to Series A Preferred Stock.

(c) Not less than 30 nor more than 60 days prior to the date fixed for redemption of the Series A Preferred Stock or any part thereof, notice specifying the time and place thereof shall be given by mail to the holders of record of the shares of Series A Preferred Stock selected for redemption at their respective addresses as the same shall appear on the stock books of Wal-Mart and by publication in at least one daily newspaper of general circulation in Nashville, Tennessee and one such newspaper in New York, New York, once each week for three consecutive weeks. The failure to give such notice or any defect therein or in the mailing or publication thereof shall not affect the validity of the proceedings for redemption. Any notice which was mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the holder receives the notice. Upon such redemption date, or upon such earlier date as the Board of Directors shall designate for payment of the redemption price (unless Wal-Mart shall default in the payment of the redemption price as set forth in such notice), the holders of shares of Series A Preferred Stock shall have no interest in or claim against Wal-Mart by virtue of the shares to be so redeemed and shall have no voting or other rights with respect to such shares except the right to convert such shares within the time hereinafter set forth and except the right to receive the moneys payable upon such redemption from Wal-Mart or otherwise, without interest thereon, upon surrender (and endorsement, if required by Wal-Mart) of the certificates, and the shares represented thereby shall no longer be deemed to be outstanding. Upon redemption or conversion of Series A Preferred Stock in the manner set out herein, or upon purchase of the Series A Preferred Stock by Wal-Mart, Series A Preferred Stock so acquired by Wal-Mart shall be cancelled and shall not be reissued. Except where Series A Preferred Stock must be converted before the effective date of a consolidation or merger as provided in Section 8(a), after giving any notice of redemption and prior to the close of business on the tenth day prior to the redemption date, as hereinafter provided, the holders of the shares of Series A Preferred Stock so called for redemption may convert such shares into shares of the Common Stock of Wal-Mart, in accordance with the conversion privileges set forth in Section 8 hereof.

(d) No fractional shares of the Series A Preferred Stock shall be redeemed. In the event the number of shares to be redeemed from any holder thereof includes a fractional share, the number of shares to be redeemed from said holder shall be rounded to the nearest whole number.

(e) Redemption of the Series A Preferred Stock shall be made only out of Retained Earnings of Wal-Mart.

SECTION 6. Voting Rights.

(a) At every meeting of stockholders of Wal-Mart, every holder of Series A Preferred Stock shall be entitled to one vote for each share of Series A Preferred Stock standing in his name on the books of Wal-Mart, with the same and identical voting rights, except as expressly provided herein, as a holder of a share of Wal-Mart Common Stock. The Series A Preferred Stock and any other stock having voting rights shall vote together as one class, except as provided by law and in Paragraphs (b) and (c) hereof.

(b) If and whenever accrued dividends on the Series A Preferred Stock shall not have been paid or declared and a sum sufficient for the payment thereof set aside, in an amount equal to six quarter-annual dividends on any shares of Series A Preferred Stock at the time outstanding, then and in such event, the holders of the Series A Preferred Stock, voting separately as a class, shall be entitled, at any annual meeting of the stockholders or special meeting held in place thereof, or at a special meeting of the holders of the Series A Preferred Stock called as hereinafter provided, to elect two directors. Such right of the holders of Series A Preferred Stock to elect two directors may be exercised until dividends in default on the Series A Preferred Stock shall have been paid in full or funds sufficient therefor set aside, and when so paid or provided for, then the right of the holders of the Series A Preferred Stock to elect such directors shall cease, but subject always to the same provisions for the vesting of such voting rights in the case of any such future dividend default or defaults. At any time after such voting power shall have so vested in the holders of the Series A Preferred Stock, the Secretary of Wal-Mart may, and upon the written request of the holders of record of 25% or more in amount of the Series A Preferred Stock then outstanding, addressed to him at the principal office of Wal-Mart in the State of Arkansas, shall call a special meeting of the holders of the Series A Preferred Stock for the election of the directors to be elected by them as herein provided, to be held within 40 days after delivery of such request and at the place and upon the notice provided by law and in the By-laws for the holding of meetings of stockholders; provided, however, that the Secretary shall not be required to call such special meeting in the case of any such request received less than 90 days before the date fixed for the next ensuing annual meeting of stockholders. No such special meeting and no adjournment thereof shall be held on a date less than 30 days before the annual meeting of the stockholders or special meeting held in place thereof next succeeding the time when the holders of the Series A Preferred Stock become entitled to elect a director as above provided. If at any such annual or special meeting or any adjournment thereof the holders of at least a majority of the Series A Preferred Stock then outstanding shall be present or represented by proxy, then by vote of the holders of at least a majority of the Series A Preferred Stock present or so represented at such meeting, the then authorized number of directors of Wal-Mart shall be increased by two, and the holders of the Series A Preferred Stock shall be entitled to elect the two additional directors so provided for. The directors so elected shall serve until the next annual meeting or until their successors shall be elected and shall qualify; provided, however, that whenever the holders of the Series A Preferred Stock shall be divested of voting power as above provided, the term of office of the persons elected as directors by the holders of the Series A Preferred Stock as a class shall forthwith terminate, and the number of the Board of Directors shall be reduced accordingly. If, during any interval between any special meeting of the holders of Series A Preferred Stock for the election of a director to be elected by them as provided above and the next ensuing annual meeting of stockholders, or between annual meetings of stockholders for the election of directors, and while the holders of the Series A Preferred Stock shall be entitled to elect two directors the office of either of the directors who have been elected by the holders of the Series A Preferred Stock shall, by reason of resignation, death or removal, be vacant, (1) the vacancy shall be filled by a majority vote of the remaining directors then in office, although less than a quorum, and (2) if not so filled within 40 days after the creation thereof, the Secretary of Wal-Mart shall call a special meeting of the holders of the Series A Preferred Stock and such vacancy shall be filled at such special meeting. Any director elected to fill any such vacancy by the remaining directors then in office may be removed from office by vote of the holders of a majority of the shares of the Series A Preferred Stock. A special meeting of the holders of the Series A Preferred Stock may be called by a majority vote of the Board of Directors for the purpose of removing such director. The Secretary of Wal-Mart shall, in any event, within ten days after delivery to Wal-Mart at its principal office in the State of Arkansas of a request to such effect signed by the holders of at least 25% of the outstanding shares of the Series A Preferred Stock, call a special meeting for such purpose to be held within 40 days after delivery of such request, provided, however, that the Secretary shall not be required to call such a special meeting in the case of any such request received less than 90 days before the date fixed for the next ensuing annual meeting of stockholders.

(c) The consent of holders of more than two-thirds of the outstanding shares of Series A Preferred Stock is required to amend the certificate of incorporation of Wal-Mart to (i) create or authorize any class of stock ranking prior or superior to the Series A Preferred Stock as to assets or dividends, or any class of securities convertible into any such a class of stock, or (ii) change the terms of the Series A Preferred Stock in any manner prejudicial to the holders thereof; provided, however, that no separate consent of the holders of the Series A Preferred Stock shall be required to amend the certificate of incorporation to create or authorize any class of stock ranking on a parity with the Series A Preferred Stock as to assets or dividends, or as to any class of securities convertible into any such class of stock if such stock or other securities are issued for new consideration and not as a dividend or other distribution to the stockholders of Wal-Mart.

SECTION 7. Liquidation Rights. The amount payable on Series A Preferred Stock in the event of any liquidation, dissolution or winding up of the affairs of Wal-Mart shall be $27.50 per share plus accrued and unpaid dividends, which amount shall be paid and distributed before any distribution may be made with respect to the outstanding shares of Wal-Mart Common Stock or any other class of shares of Wal-Mart ranking junior to the Series A Preferred Stock with respect to payment of dividends or distributions upon dissolution and winding up of Wal-Mart.

SECTION 8. Conversion Right.

(a) Subject to and upon compliance with the provisions of this Section 8 and except as provided in the last sentence of this paragraph (a), the Series A Preferred Stock may at the option of the holder at any time, or in the case of shares called for redemption until and including the tenth day prior to the date fixed for redemption (but not thereafter if payment of the redemption price has been duly provided for by the date fixed for redemption), be converted into shares of the Common Stock, par value $.10 per share, of Wal-Mart ("Common Stock") (as such shares shall be constituted at the conversion date) at the conversion price in effect at the conversion date. Notwithstanding the provisions of this paragraph (a) and Section 5(c), if Wal-Mart shall be a party to any consolidation or merger whereby the outstanding shares of Common Stock are to be exchanged for or converted into cash or other securities of an issuer unrelated or unaffiliated with Wal-Mart and Wal-Mart exercises its option to redeem the Series A Preferred Stock pursuant to the last sentence of Section 5(a), the Series A Preferred Stock may not be converted after the effective date of any such consolidation or merger.

(b) The holder of each share of Series A Preferred Stock may exercise the conversion privilege in respect thereof by delivering to any transfer agent of the Series A Preferred Stock (i) the shares to be converted, (ii) written notice that the holder elects to convert such shares and stating the name or names (with address) in which the stock certificate for Common Stock is to be issued. Conversion shall be deemed to have been effected on the date when such delivery is made, and such date is referred to in this Section as the "conversion date." On the conversion date or as promptly thereafter as practicable, Wal-Mart shall issue and deliver to the holder of the Series A Preferred Stock surrendered for conversion, or on his written order, a certificate for the number of full shares of Common Stock issuable upon the conversion of such Series A Preferred Stock and a check or cash in respect of any fraction of a share as provided in subparagraph (c) of this Section 8. The person in whose name the stock certificate is to be issued shall be deemed to have become a holder of Common Stock of record on the conversion date. No adjustment shall be made for any dividends on such shares of Series A Preferred Stock or for dividends on the shares of Common Stock issued on conversion.

(c) Wal-Mart shall not be required to issue fractional shares of Common Stock upon conversion of Series A Preferred Stock. The number of full shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock surrendered therefor shall be computed on the basis of the aggregate number of shares so surrendered. If any fractional interest in a share of Common Stock would be deliverable upon the conversion of any Series A Preferred Stock, Wal-Mart shall in lieu of delivering the fractional share therefor make an adjustment therefor in cash at the current market value thereof, computed on the basis of the last reported sale price of the shares of Common Stock on the New York Stock Exchange on the last business day before the conversion date or, if there was no reported sale on that day, on the basis of the mean of the closing bid and asked quotations on that Exchange on that day, or if the Common Stock is not then listed on that Exchange, on the basis of the mean of the closing bid and asked quotations in the over-the-counter market on that day as reported by NASDAQ, or any similar reporting service.

(d) Unless and until an adjusted conversion price of the Common Stock is required to be computed as hereinafter provided, the conversion price for such Common Stock shall be $45.60 per share, provided, however, that in the event that the average of the last reported sales prices for trades of shares of Wal-Mart Common Stock on the New York Stock Exchange for the five trading days immediately preceding the effective date of the Merger of Kuhnco into Kuhn (the "Five-Day Average Price") is less than $36.50 per share, the conversion price shall be equal to 125% of the Five-Day Average Price; provided, further that in the event that the Five-Day Average Price is greater than $39.50 per share, the conversion price shall be equal to 120% of the Five-Day Average Price. The number of shares of Common Stock issuable upon conversion of one share of Series A Preferred Stock shall be determined by dividing $25.00 by the conversion price then in effect.

(e) In case Wal-Mart shall pay or make a dividend or other distribution on any class of its capital stock in Common Stock, the conversion price in effect at the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such dividend or other distribution shall be reduced by multiplying such conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination and the denominator shall be the sum of such number of shares and the total number of shares constituting such dividend or other distribution, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (e), the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of Wal-Mart but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of shares of Common Stock. Wal-Mart will not pay any dividend or make any distribution on shares of Common Stock held in the treasury of Wal-Mart.

(f) In case Wal-Mart shall issue rights or warrants (other than employee stock options granted under any of Wal-Mart's employee stock option plans) to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price per share (determined as provided in paragraph (j) below) of the Common Stock on the date fixed for the determination of stockholders entitled to receive such rights or warrants, the conversion price in effect at the opening of business on the day following the date fixed for such determination shall be reduced by multiplying such conversion price by a fraction of which the numerator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock which the aggregate of the offering price of the total number of shares of Common Stock so offered for subscription or purchase would purchase at such current market price and the denominator shall be the number of shares of Common Stock outstanding at the close of business on the date fixed for such determination plus the number of shares of Common Stock so offered for subscription or purchase, such reduction to become effective immediately after the opening of business on the day following the date fixed for such determination. For the purposes of this paragraph (f) the number of shares of Common Stock at any time outstanding shall not include shares held in the treasury of Wal-Mart but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Common Stock. Wal-Mart will not issue any rights or warrants in respect of shares of Common Stock held in the treasury of Wal-Mart.

(g) In case outstanding shares of Common Stock shall be subdivided into a greater number of shares of Common Stock, the conversion price in effect at the opening of business on the day following the day upon which such subdivision becomes effective shall be proportionately reduced, and, conversely, in case outstanding shares of Common Stock shall each be combined into a smaller number of shares of Common Stock, the conversion price in effect at the opening of business on the day following the day upon which such combination becomes effective shall be proportionately increased, such reduction or increase, as the case may be, to become effective immediately after the opening of business on the day following the day upon which such subdivision or combination becomes effective.

(h) In case Wal-Mart shall, by dividend or otherwise, distribute to all holders of its Common Stock evidences of its indebtedness or assets (including securities, but excluding any rights or warrants referred to in paragraph (f) above, any dividend or distribution paid in cash out of the retained earnings of Wal-Mart and any dividend or distribution referred to in paragraph (e) above), the conversion price shall be adjusted so that the same shall equal the price determined by multiplying the conversion price in effect immediately prior to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution by a fraction of which the numerator shall be the current market price per share (determined as provided in paragraph (j) below) of the Common Stock on the date fixed for such determination less the then fair market value (as determined by the Board of Directors, whose determination shall be conclusive) of the portion of the assets or evidences of indebtedness so distributed applicable to one share of Common Stock and the denominator shall be such current market price per share of the Common Stock, such adjustment to become effective immediately prior to the opening of business on the day following the date fixed for the determination of stockholders entitled to receive such distribution.

(i) The reclassification (including any reclassification upon a consolidation or merger in which Wal-Mart is the surviving corporation) of Common Stock into securities other than

Common Stock shall be deemed to involve (a) a distribution of such securities other than Common Stock to all holders of Common Stock (and the effective date of such reclassification shall be deemed to be "the date fixed for the determination of stockholders entitled to receive such distribution" and "the date fixed for such determination" within the meaning of paragraph (h) above), and (b) a subdivision or combination, as the case may be, of the number of shares of Common Stock outstanding immediately prior to such reclassification into the number of shares of Common Stock outstanding immediately thereafter (and the effective date of such reclassification shall be deemed to be "the day upon which such subdivision becomes effective" or "the day upon which such combination becomes effective," as the case may be, and "the day upon which such subdivision or combination becomes effective" within the meaning of paragraph (g) above).

(j) For the purpose of any computation under paragraphs (f) and (h) above, the current market price per share of Common Stock on any date shall be deemed to be the average of the daily closing prices for the 30 consecutive business days selected by Wal-Mart commencing not more than 45 business days before the day in question. The closing price for each day shall be the last reported sales price regular way or, in case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading or, if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked quotations in the over-the-counter market, as reported by NASDAQ, or any similar reporting service. For the purposes of this paragraph (j), the term "business day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on such exchange or in such market.

(k) Wal-Mart may make such reductions in the conversion price, in addition to those required by paragraphs (e), (f), (g) and (h) above, as it considers to be advisable in order that any event treated for Federal income tax purposes as a dividend of stock or stock rights shall not be taxable to the recipients.

(l) Whenever the conversion price is adjusted as herein provided:

(i) Wal-Mart shall compute the adjusted conversion price in accordance with this Section 8 and shall prepare a certificate signed by the Treasurer of Wal-Mart setting forth the adjusted conversion price and showing in reasonable detail the facts upon which such adjustment is based, and such certificate shall forthwith be filed with the Transfer Agent for the Series A Preferred Stock.

(ii) a notice stating that the conversion price has been adjusted and setting forth the adjusted conversion price shall forthwith be required, and as soon as practicable after it is required, such notice shall be mailed to the holders of record of the outstanding shares of Series A Preferred Stock; provided, however, that if within 10 days after the completion of mailing such a notice, an additional notice is required, such additional notice shall be deemed to be required pursuant to this clause (ii) as of the opening of business on the tenth day after such completion of mailing and shall set forth the conversion price as adjusted at such opening of business, and, upon the completion of mailing of such additional notice, no other notice need be given of any adjustment in the conversion price occurring at or prior to such opening of business and after the time that the next preceding notice given by mail became required.

(m) In case:

(i) Wal-Mart shall declare a dividend (or any other distribution) on its Common Stock payable otherwise than in cash out of its retained earnings; or

(ii) Wal-Mart shall authorize the granting to the holders of its Common Stock of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any other rights; or

(iii) of any reclassification of the capital stock of Wal-Mart (other than a subdivision or combination of its outstanding shares of Common Stock), or of any consolidation or merger to which Wal-Mart is a party for which approval of any stockholders of Wal-Mart is required, or of the sale or transfer of all or substantially all of the assets of Wal-Mart; or

(iv) of the voluntary or involuntary dissolution, liquidation, or winding up of Wal-Mart:

then Wal-Mart shall cause to be mailed to the Transfer Agent of the then Series A Preferred Stock and to the holders of record of the outstanding shares of this Series, at least 20 days (or 10 days in any case specified in clause (i) or (ii) above) prior to the applicable record date hereinafter specified, a notice stated (x) the date on which a record is to be taken for the purpose of such dividend, distribution, rights or warrants, or, if a record is not to be taken, the date as of which the holders of Common Stock of record to be entitled to such dividend, distribution, rights or warrants are to be determined, or (y) the date on which such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up is expected to become effective, and the date as of which it is expected that holders of Common Stock of record shall be entitled to exchange their shares of Common Stock for securities or other property deliverable upon such reclassification, consolidation, merger, sale, transfer, dissolution, liquidation or winding up.

(n) The issue of stock certificates on conversions of Series A Preferred Stock shall be without charge to the converting shareholder for any tax in respect of the issue thereof. Wal-Mart shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issue and delivery of shares in any name other than that of the holder of the Series A Preferred Stock converted, and Wal-Mart shall not be required to issue or deliver any such stock certificate unless and until the person or persons requesting same shall have paid to Wal-Mart the amount of such tax or shall have established to the satisfaction of Wal-Mart that such tax has been paid.

(o) Wal-Mart shall at all times reserve and keep available, free from pre-emptive rights, out of its authorized but unissued stock, for the purpose of effecting the conversion of Series A Preferred Stock such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: In furtherance, an not in limitation, of the powers conferred by law, the Board of Directors of the Corporation is expressly authorized to make, alter or repeal the by-laws of the Corporation in the manner provided in such by-laws. Elections of directors need not be by written ballot unless the by-laws of the Corporation shall so provide.

SEVENTH: The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation in the manner now or hereafter prescribed by the statutes of the State of Delaware, and all rights and powers conferred on Directors and stockholders herein are granted subject to this reservation.

EIGHTH: Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof, or on the application of any receiver or receivers appointed for this Corporation under the provisions of Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

NINTH: To the fullest extent permitted by Delaware General Corporation Law as the same exists or may hereafter be amended, a director of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director.

4. This Restated Certificate of Incorporation was duly adopted by the board of directors in accordance with Section 245 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said WAL-MART STORES, INC. has caused this certificate to be signed by Robert K. Rhoads, its Vice President and attested by J. Scott Melton, its Assistant Secretary, this 25th day of October, 1988.

WAL-MART STORES, INC.

By ______________________
Robert K. Rhoads,
Vice President

ATTEST:

By ______________________
J. Scott Melton,
Assistant Secretary

EXHIBIT C

AMENDED AND RESTATED BYLAWS
OF
WAL-MART STORES, INC.
(EFFECTIVE AS OF FEBRUARY 7, 2014)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of Wal-Mart Stores, Inc. (the **"Corporation"**) shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors of the Corporation (the **"Board"**) may determine or as may be necessary or useful in connection with the business of the Corporation.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders may be held at such place, if any, either within or without the State of Delaware, as shall be designated by the Board and stated in the notice of the meeting. In lieu of holding a meeting of stockholders at a designated place, the Board may, in its sole discretion, determine that any meeting of stockholders may be held solely by means of remote communication.

Section 2. Annual Meetings. An annual meeting of stockholders of the Corporation for the election of directors and any other proper business shall be held each year at such place, if any, on such date and at such time as shall be designated by the Board.

Section 3. Special Meetings. (a) A special meeting of stockholders may be called by a majority of the Board, the Chairman of the Board, the Chief Executive Officer, if one, or the President, or by the Secretary acting under instructions of a majority of the Board, the Chairman of the Board, the Chief Executive Officer, or the President.

(b) A special meeting of stockholders shall be called by the Secretary upon written request to the Secretary of one or more stockholders of record that, at the time the request is delivered, own in the aggregate at least ten percent (10%) of the voting power of the issued and outstanding shares of the Corporation; provided, however, that such request has been submitted in accordance with and in the form required by this Section 3 and that such request complies with all requirements of applicable law. For purposes of calculating the requisite percent under this Section 3(b), a stockholder shall be deemed to "own" only those shares of the Corporation having votes entitled to be cast on any issue proposed to be considered at the stockholder-requested special meeting and as to which the stockholder possesses both (A) the full voting rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares. A request to the Secretary shall be signed by each stockholder, or a duly authorized agent of each such stockholder, requesting the special meeting and shall set forth (1) a brief description of each matter of business desired to be brought before the special meeting, (2) the reasons for conducting such business at the special meeting, and (3) the information required in Section 5(c) and/or Section 5(e), as applicable.

(c) A special meeting called by the Secretary shall be held at such date, time and place, if any, within or without the state of Delaware as may be fixed by the Board; provided, however, that the date of any such special meeting shall be not more than 90 days after the request to call the special meeting is received by the Secretary unless a later date is required in order to allow the Corporation to file the information required under Regulation 14A promulgated under the Securities Exchange Act of 1934, as amended. Notwithstanding the foregoing, the Secretary shall not be required to call a special meeting if the request to call the special meeting is received by the Secretary during the period commencing 90 days before the first anniversary of the immediately preceding year's annual meeting of stockholders and ending on the date that is 30 days after the most recent annual meeting of stockholders.

(d) A stockholder may revoke a request for a special meeting at any time by written revocation delivered to the Secretary, and if, following such revocation, there are un-revoked requests from stockholders owning in the aggregate less than the requisite number of shares entitling the stockholders to request the calling of a special meeting, the Board, in its discretion, may cancel the special meeting. A request for a special meeting shall be deemed revoked if the stockholders that requested such a meeting do not maintain ownership of the requisite number of shares entitling the stockholders to request the calling of a special meeting, and in such event, the Board, in its discretion, may cancel the special meeting.

(e) Only such business shall be conducted at a special meeting as shall have been specified in the notice of the special meeting (or in any supplement). Notwithstanding any other provision of these Bylaws, in the case of a special meeting requested by stockholders, only such business shall be conducted as shall have been specified in a written request submitted in accordance with and in the form required by Section 3(b) of this Article II; provided, however that nothing herein shall prohibit the Board from submitting additional matters to be voted upon by the stockholders at any special meeting requested by stockholders.

Section 4. Notice of Meetings of Stockholders. Written notice of the place, if any, date and time of each meeting of the stockholders, the means of remote communications, if any, by which stockholders and proxy holders may be deemed present in person and vote at the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting. Such notice shall be given in accordance with Sections 222 and 232 (or any successor section or sections) of the Delaware General Corporation Law.

Section 5. Business at Annual and Special Meetings. (a) At an annual meeting of stockholders, only such nominations for directors shall be made and only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before the annual meeting, business must (1) be specified in the notice of meeting (or in any supplement) given by or at the direction of the Board, (2) be otherwise properly brought before the meeting by or at the direction of the Board or (3) satisfy the notice requirements set forth below in this Section 5 and otherwise be properly brought before the meeting by a stockholder.

(b) For nominations or other business to be brought before an annual meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary and, in the case of business other than nominations, such business must be a proper subject for stockholder action. To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not more than 100 days nor less than 75 days prior to the one-year anniversary of the immediately preceding year's annual meeting, provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, a stockholder's notice must be delivered to or mailed and received not more than 100 days prior to such annual meeting nor less than the later of 75 days prior to such meeting or the 10th day following the day on which a public announcement of the date of the annual meeting is made. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above.

(c) A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (other than director nominations, which are governed by Section 5(e)): (1) a brief description of the specific proposal to be made or business desired to be brought before the annual meeting, (2) the text of any proposal or business to be considered at the annual meeting (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), (3) the reasons for conducting such business at the annual meeting, (4) the name and address, as they appear in the Corporation's books, of the stockholder proposing such business, and the name and address of any beneficial owner or beneficial owners on whose behalf the notice is given, (5) the class and number of shares of the Corporation which are, directly or indirectly, owned of record, and/or beneficially owned by the stockholder or any other Proposing Person (as defined in Section 5(i) below), as well as any Disclosable Interests (as defined in Section 5(i) below) of such stockholder or any other Proposing Person, (6) any material interest of the stockholder or any other Proposing Person in any proposal or business to be considered at the annual meeting, (7) a representation that the stockholder giving the notice is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposal or business, and (8) a representation whether the stockholder or any other Proposing Person intends or is part of a group that intends (a) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding capital stock required to approve or adopt the proposal or business and/or (b) otherwise to solicit proxies from stockholders in support of such proposal or business.

(d) In the event a special meeting is called for the purpose of electing one or more directors to the Board, any stockholder entitled to vote in the election of directors may nominate a person or persons (as the case may be) for election to such position(s) as may be specified in the notice for such meeting, by delivery to the Secretary of the Corporation at the principal executive offices of a notice in the form required by Section 5(e), which notice must be received not more than 90 days prior to the special meeting nor later than the later of 60 days prior to the special meeting or the 10th day following the day on which a public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder's notice as described above. Notwithstanding any provision of these Bylaws, in the case of a special meeting requested by stockholders, no stockholder may nominate a person for election to the Board or propose any other business to be considered at the meeting, except pursuant to a written request submitted in accordance with and in the form required by Section 3(b) of this Article II.

(e) Nominations, other than those made by or at the direction of the Board, will be made pursuant to timely notice in writing to the Secretary in accordance with the time periods described in Section 5(b) in the case of an annual meeting and Section 5(d) in the case of a special meeting. Such stockholder's notice to the Secretary shall set forth (1) as to any nominee: (A) the name, age, business address and residence address of such person, (B) the principal occupation or employment of such person, (C) the class and number of shares of the Corporation which are, directly or indirectly, owned of record or beneficially owned by such person, (D) any other information relating to such person that is required to be disclosed in solicitations of proxies for elections of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A promulgated under the Securities Exchange Act of 1934 (including without limitation such person's written consent to being named in the proxy statement, if any, as a nominee and to serve as a director if elected), and (E) a written statement executed by such nominee acknowledging that, as a director of the Corporation, such person will owe a fiduciary duty, under the General Corporation Law of the State of Delaware, exclusively to the Corporation and its stockholders; and (2) as to each stockholder giving the notice: (A) the name and address of such stockholder (including the name and address that appear on the Corporation's books and records), and the name and address of any beneficial owner or beneficial owners on whose behalf the notice is given, (B) the class and number of shares of the Corporation which are, directly or indirectly, owned of record and/or beneficially owned by the stockholder or any other Proposing Person and any Disclosable Interests of such stockholder or any other Proposing Person, (C) a representation that the stockholder giving notice is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present the nomination. At the request of the Board or the Chairman of the Board, any person nominated by a stockholder for election as a director will furnish to the Secretary that information required to be set forth in the stockholder's notice of nomination which pertains to the nominee and such other information as the Corporation may reasonably require to determine the eligibility of the proposed nominee to serve as a director of the Corporation.

(f) Notwithstanding anything in the first sentence of Section 5(e) to the contrary, if the number of directors to be elected to the Board at an annual meeting is increased and there is no public announcement by the Corporation naming all of the Board's nominees for director or specifying the size of the increased Board at least 10 days prior to the last day a stockholder may deliver a notice in accordance with Section 5(b), a stockholder's notice required by this Section 5 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to, or mailed to and received by, the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

(g) Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted and no nominations for directors shall be made at an annual or special meeting of stockholders except in accordance with the procedures set forth in this Section 5. The chair of an annual or special meeting shall, if the facts warrant, determine and declare to the meeting that a matter of business or a nomination was not properly brought before the annual or special meeting in accordance with the provisions of this Section 5 or otherwise, and if he or she should so determine, he or she shall so declare to the meeting and any such business or nomination not properly brought before the meeting shall not be transacted.

(h) Notwithstanding the foregoing provisions of this Section 5, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation (including any special meeting requested by stockholders in accordance with Section 3(b)) to present a nomination or proposed business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 5, to be considered a qualified representative of the stockholder, a person must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(i) For purposes of this Section 5:

(1) "Disclosable Interests" means (i) any derivative, swap, or other transaction or series of transactions engaged in, directly or indirectly, by such Proposing Person, the purpose or effect of which is to give such Proposing Person economic risk similar to ownership of shares of any class or series of capital stock of the Corporation, including due to the fact that the value of such derivative, swap, or other transactions are determined by reference to the price, value, or volatility of any shares of any class or series of capital stock of the Corporation, (ii) any derivative, swap, or other transactions that provide, directly or indirectly, the opportunity to profit from, or to mitigate loss, manage risk, or benefit from, any increase or decrease in the price or value of shares of any class or series of capital stock of the Corporation, or (iii) any derivative, swap, or other transactions that have the effect or intent, directly or indirectly, of maintaining, increasing, or decreasing the voting power of such Proposing Person with respect to shares of any class or series of capital stock of the Corporation.

(2) "Proposing Person" means (i) the stockholder giving the notice required by this Section 5, (ii) the beneficial owner or beneficial owners, if different, on whose behalf such notice is given, and (iii) any affiliates or associates (each within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, as amended, for purposes of these Bylaws) of such stockholder or beneficial owner acting in concert with any of the persons described in clauses (i) or (ii).

Section 6. Stock List. (a) The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. That list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least 10 days prior to the meeting (1) on a reasonably accessible electronic network, provided that the information required to gain access to such list is furnished with the notice of the meeting or (2) during ordinary business hours, at the principal place of business of the Corporation.

(b) If the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time and may be inspected by any stockholder who is present at that meeting. If the meeting is to be held solely by means of remote communication, then the list also shall be open to the examination of any stockholder during the whole time of that meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of that meeting. Nothing contained in this Section 6 shall require the Corporation to include electronic mail addresses or other electronic contact information on that list.

Section 7. Quorum. Unless otherwise required by the Delaware General Corporation Law or the Certificate of Incorporation of the Corporation (the **"Certificate of Incorporation"**), the holders of a majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. Where a separate vote by class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.

Section 8. Adjournment of Meetings. The chair of a meeting of stockholders or the holders of a majority of the voting shares present in person or represented at the meeting, whether or not a quorum is present, may adjourn a meeting of stockholders. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 9. Voting. Unless otherwise provided in the Certificate of Incorporation, each stockholder shall be entitled to one vote on each matter, in person or by proxy, for each share of capital stock of the Corporation that has voting power and that is held by the stockholder. When a quorum is present at any meeting of stockholders, all matters shall be determined, adopted and approved by the affirmative vote (which need not be by ballot) of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote with respect to the matter, unless the proposed action is one upon which, by express provision of statutes or of the Certificate of Incorporation, a different vote is specified and required, in which case such express provision shall govern and control with respect to that vote on that matter. Where a separate vote by a class or classes is required, the affirmative vote of the holders of a majority of the shares of such class or classes present in person or represented by proxy at the meeting shall be the act of such class. Notwithstanding the foregoing, the vote required for the election of directors shall be as provided in Article III, Section 1.

Section 10. Proxies. (a) Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action without a meeting may authorize another person or persons to act for the stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, which may be accomplished by the stockholder or the stockholder's authorized officer, director, employee or agent signing such writing or causing such person's signature to be affixed to such writing by any reasonable means; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing an electronic transmission (as defined in Article VIII of these Bylaws) to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization, or like agent duly authorized by the person who will be the holder of the proxy to receive such electronic transmission, provided that any electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. If it is determined that the electronic transmission is valid, the inspectors of election for the meeting or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

(b) Any copy or other reliable reproduction of the writing or electronic transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or electronic transmission for any and all purposes for which the original writing or electronic transmission could be used, provided that such copy or other reproduction shall be a complete reproduction of the entire original writing or electronic transmission.

Section 11. Conduct of Meetings. The Board may adopt rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with any such rules and regulations adopted by the Board, the chair of any meeting of the stockholders shall have the right and authority to prescribe rules and regulations and do all acts, as, in the judgment of that chair, are appropriate for the proper conduct of the meeting. Such rules, regulations, or procedures, whether adopted by the Board or prescribed by the chair of the meeting, may include, without limitation, the following: (1) the establishment of an agenda or order of business for the meeting; (2) rules and procedures for maintaining order at the meeting and the safety of those present; (3) limitations on attendance at or participation in the meeting to stockholders of record, their duly authorized and constituted proxies, or such other persons as the chair of the meeting shall determine; (4) restrictions on entry to the meeting after the time fixed for the commencement; and (5) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chair of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 12. Inspectors of Election. The Board shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report. The Board may designate one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chair of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of duties, shall take and sign an oath to execute the duties of inspector with strict impartiality and according to the best of such inspector's ability. The inspectors shall: (1) ascertain the number of shares outstanding and the voting power of each; (2) determine the shares represented at the meeting and the validity of proxies and ballots; (3) count all votes and ballots; (4) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and (5) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

Section 13. Meetings by Remote Communication. If authorized by the Board, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication, participate in the meeting and be deemed present in person and vote at the meeting, whether such meeting is to be held in a designated place or solely by means of remote communication, provided that (1) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (2) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including the opportunity to read or hear the proceedings in the meeting substantially concurrently with such proceedings and (3) if the stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 14. Action Without a Meeting. (a) Unless restricted by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders, or any action that may be taken at any annual or special meeting of stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote were present and voted and such consent or consents are delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law. Every written consent shall bear the date of the signature of each stockholder, and no written consent shall be effective to take the corporate action unless, within 60 days of the earliest dated consent, written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law.

(b) An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person authorized to act for a stockholder or proxy holder, shall be deemed to be written, signed, and dated for purposes of this Section 14, provided that any electronic transmission sets forth or is delivered with information from which the Corporation can determine: (1) that the electronic transmission was transmitted by the stockholder, or proxy holder; and (2) the date on which the stockholder, proxy holder or authorized person or persons transmitted the electronic transmission. The date on which the electronic transmission is transmitted shall be deemed to be the date that the consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law. Notwithstanding the foregoing limitations on delivery, consents given by electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to the Secretary of the Corporation to the extent and in the manner provided by the Board. Any copy or other reliable reproduction of a consent in writing may be substituted for or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy or other reproduction shall be a complete reproduction of the entire original writing.

(c) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who did not consent in writing and who would have been entitled to notice if the action had been taken at a meeting having a record date on the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE III

THE BOARD OF DIRECTORS

Section 1. Number, Election, and Term of Directors. (a) The number of directors that shall constitute the Board shall be not less than three nor more than twenty. Within these limits, the number of directors shall be fixed by the Board pursuant to a resolution adopted by a majority of the Board or by the stockholders. The directors shall be elected at the annual meeting of the stockholders, except as provided in Section 2 and Section 9 of this Article III. Each director shall be elected to serve until the next annual meeting of the stockholders and until that director's successor has been duly elected and qualified or until the director's earlier death, resignation, or removal.

(b) In an uncontested election of directors, each director of the Corporation shall be elected by a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; provided, however, in a contested election, the directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. For purposes of Section 1 of this Article III: (i) an "uncontested election" is an election in which the number of nominees for director is not greater than the number to be elected and (ii) a "contested election" is an election in which the number of nominees for director is greater than the number to be elected.

(c) Following any uncontested election, any incumbent director who was a nominee and who did not receive a majority of the votes cast by the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors (a "majority vote"), shall promptly tender his or her offer of resignation to the Chairman of the Board for consideration by the Board. A recommendation on whether or not to accept such resignation offer shall be made by a committee of independent directors that has been delegated the responsibility of recommending nominees for director for appointment or election to the Board, or (1) if each member of such committee did not receive the required majority vote or (2) if no such committee has been appointed, a majority of the Board shall appoint a special committee of independent directors for such purpose of making a recommendation to the Board (the "Nominating Committee"). If no independent directors received the required majority vote, the Board shall act on the resignation offers.

Within 60 days following certification of the stockholder vote, the Nominating Committee shall recommend to the Board the action to be taken with respect to such offer of resignation. In determining whether or not to recommend that the Board accept any resignation offer, the Nominating Committee shall be entitled to consider all factors believed relevant by such Committee's members, including without limitation: (1) any stated reasons for the director not receiving the required majority vote and whether the underlying cause or causes are curable; (2) the factors, if any, set forth in the guidelines or other policies that are to be considered by the Nominating Committee in evaluating potential candidates for the Board as such factors relate to each director who has so offered his or her resignation; (3) the length of service of such director; (4) the effect of such resignation on the Corporation's compliance with any law, rule, regulation, stock exchange listing standards, or contractual obligations; (5) such director's contributions to the Corporation; and (6) any other factors that the Nominating Committee believes are in the best interests of the Corporation.

The Board shall act on the Nominating Committee's recommendation within 90 days following certification of the stockholder vote and shall notify the director concerned of its decision. In determining whether or not to accept any resignation offer, the Board shall take into account the factors considered by the Nominating Committee and any additional information and factors that the Board believes to be relevant. If any director's resignation offer is not accepted by the Board, the Board shall, within four business days after reaching its decision, publicly disclose the decision, including the reasons for not accepting a resignation offer, by a press release, a filing with the Securities and Exchange Commission or other broadly disseminated means of communication. Notwithstanding the foregoing, if the Board were to accept all of the offers of resignation then pending, resulting in the Corporation having fewer than three directors who were in office before the election, the Board may determine to extend such 90-day period by an additional 90 days upon the conclusion that such an extension is in the best interests of the Corporation.

(d) If any director's resignation offer is not accepted by the Board, such director shall continue to serve until the next annual meeting and his or her successor is duly elected and qualified, or until the director's earlier death, resignation, or removal. If a director's resignation offer is accepted by the Board pursuant to Section 1 of this Article III, or if a nominee for director is not elected and the nominee is not an incumbent director, then the Board, in its sole discretion, may fill any resulting vacancy pursuant to the provisions of Section 2 of this Article III or may decrease the size of the Board pursuant to Section 1(a) of this Article III.

Section 2. Vacancies and Newly Created Directorships. (a) Except as provided in Section 9(b) of this Article III and subject to the rights of holders of any class or series of capital stock to elect additional directors under specified circumstances, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by the affirmative vote of a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the next election of directors of the class to which the director was appointed, and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal.

(b) In the event that one or more directors resign from the Board, effective at a future date, a majority of the directors then in office, including those who have resigned, shall have power to fill the vacancy or vacancies, the vote to take effect when such resignation or resignations become effective, and each director chosen shall hold office until the next election of directors, and until the director's successor is elected and qualified, or until the director's earlier death, resignation or removal. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

Section 3. Regular Meetings. Regular meetings of the Board shall be held at such time and at such place as determined by the Board. A notice of each regular meeting is not required.

Section 4. Special Meetings. Special meetings of the Board for any purpose or purposes may be called by the Chairman of the Board, the Chief Executive Officer, if one, the President, or any two members of the Board on twenty-four hours' notice to each director, either personally, by telephone, express delivery service (so that the scheduled delivery time of the notice is at least twenty-four hours in advance of the meeting), electronic transmission (effective when directed to the director), or on three days' notice by mail (effective upon deposit of such notice in the mail). The notice need not describe the purpose of a special meeting.

Section 5. Quorum and Vote at Meetings. At all meetings of the Board, a majority of the total number of directors prescribed pursuant to Section 1 of this Article III shall constitute a quorum for the transaction of business, except to fill vacancies in the Board as provided in Section 2 of this Article III and to adjourn as provided in Section 6 of this Article III. The vote of a majority of the directors present at any meeting at which there is a quorum present shall be the act of the Board, unless the Certificate of Incorporation or these Bylaws shall require a vote of a greater number.

Section 6. Adjournment. A majority of the directors present, whether or not constituting a quorum, may adjourn any meeting to another time and place. Notice of the time and place of holding of an adjourned meeting need not be given if announced, unless the meeting is adjourned for more than twenty-four hours. If the meeting is adjourned for more than twenty-four hours, then notice of the time and place of the adjourned meeting shall be given before the adjourned meeting takes place to the directors who were not present at the time of adjournment in the manner specified in Section 4 of this Article III.

Section 7. Participation in Meetings by Conference Telephone or Other Communications Equipment. Members of the Board or any Board committee may participate in a meeting of the Board or such committee by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by a director pursuant to this Section 7 shall constitute presence in person at the meeting.

Section 8. Action Without a Meeting. Any action required or permitted to be taken at any meeting of the Board or a Board committee may be taken without a meeting, if all members of the Board or the Board committee consent in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board or the Board committee. Such filing shall be in paper form if the minutes are maintained in paper form and in electronic form if the minutes are maintained in electronic form.

Section 9. Resignation and Removal. (a) Any director may resign at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, if one, the President, or the Secretary. Any such resignation shall take effect at the time specified in the notice of resignation or, if no time is specified, immediately upon receipt of the notice. Unless otherwise specified in the notice of resignation, acceptance of the resignation shall not be necessary to make it effective.

(b) Any director or the entire Board may be removed from office at any time, with or without cause, but only upon the affirmative vote of the holders of at least a majority of the shares of capital stock of the Corporation entitled to vote at an election of directors. Upon such removal of a director, the stockholders (and not the remaining directors) shall elect a director to replace such removed director at the same stockholders meeting at which such removal took place or at a subsequent stockholders meeting. Whenever the holders of any class or series are entitled to elect one or more directors by the Certificate of Incorporation, the vote of the holders of the outstanding shares of that class or series and not the vote of the outstanding shares as a whole shall apply in respect of the removal of any director elected by the holders of such class or series.

Section 10. Board Committees. (a) The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. If a member of a committee shall be absent from any meeting or disqualified from voting, the remaining member or members present and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of such absent or disqualified member.

(b) Any Board committee, to the extent provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers that may require it, but no committee shall have the power or authority in reference to approving, adopting, or recommending to the stockholders any action or matter (other than the election or removal of directors) expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or adopting, amending, or repealing any bylaw of the Corporation.

(c) Board committees shall have the names as determined by resolution adopted by the Board. Each committee shall keep regular minutes of its meetings and report the same to the Board, when required. Unless otherwise specified in the Board's resolution appointing the committee, all provisions of the Delaware General Corporation Law and these Bylaws relating to meetings, action without meetings, notice (and waiver), quorum, and voting requirements of the Board apply to Board committees and their members. Unless otherwise provided in the resolution of the Board designating the Board committee, a Board committee may create one or more subcommittees, each subcommittee to consist of one or more members of the Board committee, and delegate to a subcommittee any or all of the powers and authority of the Board committee.

Section 11. Compensation. The Board shall have authority to fix the amount of compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board and may be paid a fixed sum for attendance at each meeting of the Board or paid a stated salary or paid other compensation as a director. No payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation. Members of special or standing committees of the Board may be allowed compensation for serving on the committees, for attending committee meetings, and may be paid their expenses associated with their service on each such committee. The Board shall also have the power and discretion to compensate directors for rendering services to the Corporation not ordinarily rendered by directors.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall consist of a Chairman of the Board, a President, a Chief Financial Officer, a Secretary and a Treasurer, and such other officers as the Board may appoint, including but not limited to one or more Vice Chairs of the Board, a Chief Executive Officer, a Chief Operating Officer, one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Vice Presidents, one or more Assistant Secretaries, and one or more Assistant Treasurers. The Chief Executive Officer shall have the authority to appoint one or more Vice Presidents below the level of Senior Vice President, as well as having the authority to designate persons as global Vice Presidents, whether such persons are officers of the Corporation or not. The Chief Executive Officer shall also have the authority to appoint one or more Assistant Secretaries, and one or more Assistant Treasurers. Any number of offices may be held by the same person. The salaries of officers elected by the Board shall be fixed by the Board, by an authorized committee of the Board, or by such officers as may be designated by the Board.

Section 2. Term of Office and Vacancies. The term of office of each officer shall commence upon the election of that officer by the Board or the Chief Executive Officer, as applicable, and end upon a successor to such officer being elected by the Board or the Chief Executive Officer, as applicable; by such officer's death, resignation, or removal from office; or if the establishment of the office is within the discretion of the Board, the Board eliminating the office. The Board shall have the authority to designate persons as global officers, whether or not such designated persons are officers of the Corporation. Any officer may be removed from office, with or without cause, at any time by the vote of the Board. Any Vice President below the level of Senior Vice President appointed by the Chief Executive Officer in accordance with Section 1 above may be removed from office by the Chief

Executive Officer. Any Assistant Secretary or Assistant Treasurer may be removed from office by the Chief Executive Officer. A vacancy in any office arising from any cause may be filled for the unexpired portion of the term by the Board or the Chief Executive Officer, as applicable.

Section 3. Duties and Powers. The duties and powers of the officers of the Corporation shall be as provided in these Bylaws or, if not provided for in these Bylaws, as designated by action of the Board. Without limiting the foregoing, and unless expressly limited by the Board, all instruments requiring execution by the Corporation, including but not limited to all contracts, agreements, indentures, checks or demands for money, notes, bonds, debentures, other obligations, other evidences of indebtedness and mortgages that the Corporation is authorized to execute may be executed, for and on behalf of the Corporation, by the Chairman of the Board, any Vice Chair of the Board, the Chief Executive Officer, if one, the President, the Chief Operating Officer, if one, the Chief Financial Officer, or any Vice President. Any person having authority to sign on behalf of the Corporation may delegate by instrument in writing, all or any part of such authority to an employee of the Corporation (an **"associate"**) unless such a delegation of authority is specifically limited by the Board.

Section 4. Chairman of the Board. The Chairman of the Board shall preside, when present, at all meetings of the Board and stockholders, shall advise and counsel the other officers of the Corporation regarding the business and operations of the Corporation, and shall exercise such powers and perform such duties as shall be assigned or required by the Board.

Section 5. The President. Subject to these Bylaws and the direction of the Board, the President shall have the responsibility and the power necessary for the general management, oversight, supervision and control of the business and affairs of the Corporation, and to ensure that all orders and resolutions of the Board are carried into effect. If the Board has elected a Chief Executive Officer of the Corporation, (1) the Chief Executive Officer shall have all of the powers granted by these Bylaws to the President and (2) the President shall, subject to the powers of supervision and control conferred upon the Chief Executive Officer, have such duties and powers as assigned to him or her by the Board or the Chief Executive Officer.

Section 6. Chief Financial Officer. The Chief Financial Officer shall have general charge and supervision of the financial affairs of the Corporation, including budgetary and accounting methods, and shall approve payment, or designate others serving under him or her to approve for payment, all vouchers for distribution of funds and shall perform such other duties as may be assigned to him or her by the Board, the Chief Executive Officer, if one, or the President.

Section 7. Vice Presidents. Each Executive Vice President, Senior Vice President, and Vice President elected by the Board, and each Vice President appointed by the Chief Executive Officer, shall perform such duties and exercise such powers as may be assigned by the Board, the Chief Executive Officer, if one, or the President.

Section 8. Secretary. The Secretary shall attend all meetings of the stockholders and all meetings of the Board and record all proceedings at such meetings in paper form if the minutes are maintained in paper form and in electronic form if the minutes are maintained in electronic form. The Secretary, or his or her delegates, shall perform like duties for the Board committees, when required; provided, however, that the Secretary shall not be required to be present at any sessions of non-management or independent directors contemplated by any stock exchange listing standards to which the Corporation is subject. Except as may be otherwise provided in these Bylaws, the Secretary shall give, or cause to be given, notice of all meetings of the stockholders and shall perform such other duties and exercise such other powers as may be prescribed by the Board, the Chief Executive Officer, if one, or the President. The Secretary shall keep in safe custody the seal of the Corporation, if any, and shall have authority to affix the seal of the Corporation to any instrument requiring it, and when so affixed it may be attested by the Secretary's signature. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by any other officer's signature.

Section 9. Assistant Secretaries. Assistant Secretaries in the order determined by the Board or the Chief Executive Officer shall, in the absence or disability of the Secretary, perform the duties and exercise the powers of the Secretary and shall perform such other duties and exercise such other powers as may be assigned by the Board, the Chief Executive Officer, if one, the President, or the Secretary.

Section 10. Treasurer. The Treasurer shall have the responsibility for maintaining the financial records of the Corporation, shall make such disbursements of the funds of the Corporation as are authorized, and shall perform such other duties and exercise such other powers as may be assigned to him or her by the Board, the Chief Executive Officer, if one, or the President.

Section 11. Assistant Treasurers. The Assistant Treasurers in the order determined by the Board or the Chief Executive Officer shall, in the absence or disability of the Treasurer, perform the duties and exercise the powers of the Treasurer and shall perform such other duties and exercise such other powers as may be assigned by the Board, the Chief Executive Officer, if one, the President, or the Treasurer.

Section 12. Delegation of Authority. The Board may delegate the power or duties of any officer to any other officer or officers or agent or agents notwithstanding any provision of these Bylaws.

Section 13. Action with Respect to Securities of Other Companies. Unless otherwise ordered by a majority of the Board, the Chairman of the Board, a Vice Chair of the Board, if one, the Chief Executive Officer, if one, the President, or any Vice President shall have full power and authority on behalf of the Corporation to attend and to act and to vote, in person or by proxy, at any meetings of security holders of corporations, limited liability companies, business trusts, and other entities in which the Corporation may hold securities and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such securities. The Board by resolution may confer like powers upon any other person or persons.

ARTICLE V

STOCK OF THE CORPORATION

Section 1. Stock Certificates; Uncertificated Shares. The shares of capital stock of the Corporation shall be represented by certificates; however, the Board may provide by resolution that some, all, or any classes or series of shares shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates, and upon request every holder of uncertificated shares, shall be entitled to have a certificate (representing the number of shares registered in certificate form) signed in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, if one, the President, or any Vice President, and by the Secretary, Treasurer, any Assistant Secretary, or any Assistant Treasurer. Any or all the signatures on the certificate may be a reproduction. In case any officer, transfer agent, or registrar whose signature or reproduced signature appears on a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person was as officer, transfer agent, or registrar at the date of issue.

Section 2. Transfers of Stock. Shares of capital stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of shares shall be made only on the records of the Corporation kept at an office of the Corporation or by the transfer agent designated by the Corporation to transfer shares. Transfers of shares may be made only by the record holder, or by the record holder's legal representative authorized by power of attorney duly executed and filed with the Secretary or with the transfer agent appointed by the Board and, in the case of certificated shares, upon the surrender of the certificate or certificates for such shares properly endorsed. The Board may make such additional rules and regulations concerning the issue, transfer, and registration of certificates for shares or uncertificated shares as it may deem necessary but that are not inconsistent with these Bylaws.

Section 3. Holders of Record. The Corporation shall be entitled to treat the record holder of shares of capital stock of the Corporation as the holder in fact and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it shall have express or other notice, except as otherwise provided by applicable law. No transfer of shares shall be valid against the Corporation for any purpose unless the transfer of shares is entered in the records of the Corporation or in the records of the transfer agent designated by the Corporation showing from and to whom the shares were transferred.

Section 4. Lost Certificates. The Corporation may direct a new certificate or certificates or uncertificated shares to be issued in place of any certificate or certificates issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the share certificate to be lost, stolen, or destroyed. The Corporation may require the owner of such lost, stolen, or destroyed certificate or certificates, or such owner's legal representative, to advertise the same in such manner as it shall require, to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate or alleged to have been lost, stolen or destroyed or the issuance of such new certificate, or both.

Section 5. Record Date. (a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders, the Board may fix a record date, which shall neither precede the date upon which the resolution fixing the record date is adopted by the Board nor shall be more than 60 days nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, unless the Board fixes a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which shall neither precede the date upon which the resolution fixing the record date is adopted by the Board nor shall be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date has been fixed by the Board, the record date for determining the stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in the manner prescribed by the Delaware General Corporation Law. If no record date has been fixed by the Board and prior action by the Board is required by the Delaware General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights with respect to any change, conversion, or exchange of shares, or for the purpose of any other lawful action, the Board may fix a record date, which shall neither precede the date upon which the resolution fixing the record date is adopted nor shall be more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution.

ARTICLE VI

INDEMNIFICATION

Section 1. Indemnification. (a) Subject to Section 3 of this Article VI, the Corporation shall indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any threatened, pending, or completed action, lawsuit, or proceeding, whether civil, criminal, administrative, or investigative (a **"proceeding"**), by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to an associate benefit plan (collectively, **"another enterprise**").

(b) The Corporation may indemnify, to the full extent that it shall have power under applicable law to do so and in a manner permitted by such law, any person made or threatened to be made a party to any proceeding, by reason of the fact that such person is or was an associate or agent of the Corporation or is or was serving at the request of the Corporation as an employee or agent of another enterprise.

Section 2. Advancement of Expenses. (a) Subject to Section 3 of this Article VI, with respect to any person made or threatened to be made a party to any threatened, pending, or completed proceeding, by reason of the fact that such person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another enterprise, the Corporation shall pay the expenses (including attorneys' fees) incurred by such person in defending any such proceeding in advance of its final disposition (an **"advancement of expenses"**); provided, however, that any advancement of expenses shall be made only upon receipt of a written agreement by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses under this Article VI or otherwise.

(b) With respect to any person made or threatened to be made a party to any proceeding, by reason of the fact that such person is or was an associate or agent of the Corporation, or is or was serving at the request of the Corporation as an employee or agent of another enterprise, the Corporation may, in its discretion and upon such terms and conditions, if any, as the Corporation deems appropriate, pay the expenses (including attorneys' fees) incurred by such person in defending any such proceeding in advance of its final disposition.

Section 3. **<u>Actions Initiated Against the Corporation.</u>** Notwithstanding anything contained in Section 1(a) or Section 2(a) of this Article VI to the contrary, and except as provided in Section 5(b) of this Article VI with respect to a proceeding initiated against the Corporation by a director or officer of the Corporation (or by a person serving at the request of the Corporation as a director or officer of another enterprise), the Corporation shall not be required to indemnify or to advance expenses (including attorneys' fees) to such person in connection with prosecuting the proceeding (or part thereof) or in defending any counterclaim, cross-claim, affirmative defense or like claim of the Corporation in such proceeding (or part thereof) unless the proceeding was authorized by the Board.

Section 4. **<u>Contract Rights.</u>** With respect to any person made or threatened to be made a party to any proceeding, by reason of the fact that the person is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer of another enterprise, the rights to indemnification and to the advancement of expenses conferred in Sections 1(a) and 2(a) of this Article VI shall be contract rights. Any amendment, repeal, modification, or adoption of any provision inconsistent with this Article VI shall not adversely affect any right to indemnification or advancement of expenses granted to any person pursuant to this Article VI with respect to any act or omission of the person occurring prior to the time of such amendment, repeal, modification, or adoption (regardless of whether the proceeding relating to such acts or omissions is commenced before or after the time of such amendment, repeal, modification, or adoption).

Section 5. **<u>Claims.</u>** (a) If a claim under Section 1(a) of this Article VI with respect to any right to indemnification is not paid in full by the Corporation within 60 days after a written demand has been received by the Corporation or a claim under Section 2(a) of this Article VI with respect to any right to the advancement of expenses is not paid in full by the Corporation within 20 days after a written demand has been received by the Corporation, then the person seeking to enforce a right to indemnification or to an advancement of expenses may at any time thereafter bring a lawsuit against the Corporation to recover the unpaid amount of the claim.

(b) If successful in whole or in part in any lawsuit brought pursuant to Section 5(a) of this Article VI, or in a lawsuit brought by the Corporation to recover an advancement of expenses, the person seeking to enforce a right to indemnification or an advancement of expenses or the person from whom the Corporation sought to recover an advancement of expenses shall be entitled to be paid by the Corporation the reasonable expenses (including attorneys' fees) of prosecuting or defending such lawsuit.

(c) In any lawsuit brought by a person seeking to enforce a right to indemnification (but not a lawsuit brought by a person seeking to enforce a right to an advancement of expenses), it shall be a defense that the person seeking to enforce a right to indemnification has not met any applicable standard for indemnification under applicable law. With respect to any lawsuit brought by a person seeking to enforce a right to indemnification or right to advancement of expenses, or any lawsuit brought by the Corporation to recover an advancement of expenses, neither the failure of the Corporation to have made a determination prior to commencement of such lawsuit that indemnification of such person is proper in the circumstances because such person has met the applicable standards of conduct under applicable law, nor an actual determination by the Corporation that such person has not met such applicable standards of conduct, shall create a presumption that such person has not met the applicable standards of conduct or, in a case brought by such person seeking to enforce a right to indemnification, be a defense to such lawsuit.

(d) In any lawsuit brought by a person seeking to enforce a right to indemnification or to an advancement of expenses or by the Corporation to recover an advancement of expenses, the burden shall be on the Corporation to prove that the person seeking to enforce a right to indemnification or to an advancement of expenses or the person from whom the Corporation seeks to recover an advancement of expenses is not entitled to be indemnified, or to such an advancement of expenses, under this Article VI or otherwise.

Section 6. **<u>Determination of Entitlement to Indemnification.</u>** Any indemnification required or permitted under this Article VI (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, associate, or agent is proper in the circumstances because he or she has met all applicable standards of conduct set forth in this Article VI and Section 145 of the Delaware General Corporation Law. Such determination shall be made, with respect to a person who is a director or officer of the Corporation at the time of the determination: (1) by a majority vote of the directors who are not parties to such action, lawsuit or proceeding, even though less than a quorum; (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum; (3) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or (4) by the stockholders. Such determination shall be made, with respect to any person who is not a director or officer of the Corporation at the time of such determination, in the manner determined by the Board (including in such manner as may be set forth in any general or specific action of the Board applicable to indemnification claims by such person) or in the manner set forth in any agreement to which such person and the Corporation are parties.

Section 7. **Non-Exclusive Rights.** The indemnification and advancement of expenses provided in this Article VI shall not be deemed exclusive of any other rights to which any person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be such director, officer, associate, or agent and shall inure to the benefit of the heirs, executors, and administrators of such person.

Section 8. **Insurance.** The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, associate, or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, or agent of another enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VI or otherwise.

Section 9. **Severability.** If any provision or provisions of this Article VI shall be held to be invalid, illegal, or unenforceable for any reason whatsoever: (1) the validity, legality, and enforceability of the remaining provisions of this Article VI (including, without limitation, each portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable, that is not itself held to be invalid, illegal, or unenforceable) shall not in any way be affected or impaired; and (2) to the fullest extent possible, the provisions of this Article VI (including, without limitation, each such portion of any paragraph or clause containing any such provision held to be invalid, illegal, or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal, or unenforceable.

ARTICLE VII

GENERAL PROVISIONS

Section 1. **Dividends.** Dividends upon or distributions with respect to the capital stock of the Corporation may be declared by the Board or by a Board committee designated by the Board, pursuant to and in accordance with applicable law. Dividends may be paid in cash, in property, in shares of capital stock or evidences of indebtedness of the Corporation. Before the Corporation pays any dividend on or makes any distribution in respect of the capital stock of the Corporation, there may be set aside out of any funds available for dividends and distribution of such sum or sums as the Board, in its absolute discretion, approves as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any other purpose that the Board determines is conducive to the interests of the Corporation, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 2. **Fiscal Year.** The fiscal year of the Corporation shall end on January 31 of each year unless changed by resolution of the Board.

Section 3. **Corporate Seal.** The corporate seal shall have inscribed the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile to be impressed, affixed or otherwise reproduced.

Section 4. **Reliance upon Books, Reports and Records.** Except as provided by applicable law, each director and each member of a Board committee shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers, associates or Board committees or by any other person as to matters that the director reasonably believes are within such person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 5. **Electronic Transmissions.** For purposes of these Bylaws, **"electronic transmission"** means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient, and that may be directly reproduced in paper form by such recipient through an automated process.

Section 6. Waivers of Notice. Whenever notice is required to be given under any provision of the Delaware General Corporation Law, the Certificate of Incorporation or these Bylaws, a written waiver of that notice, signed by the person entitled to that notice, or a waiver by electronic transmission by the person entitled to that notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of that meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of that meeting, to the transaction of any business because that meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of any regular or special meeting of the stockholders, Board, or Board committee need be specified in any written waiver of notice or any waiver by electronic transmission.

ARTICLE VIII

AMENDMENTS

These Bylaws may be altered, amended, or repealed, or new Bylaws may be adopted, by the stockholders or by the Board.

EXHIBIT D

Potter Anderson Corroon LLP

1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000
www.potteranderson.com

January 30, 2017

Wal-Mart Stores, Inc.
702 SW 8th Street
Bentonville, Arkansas 72716

Re: Stockholder Proposal Submitted by Jing Zhao

Ladies and Gentlemen:

You have requested our opinion as to certain matters of Delaware law in connection with your request that the staff of the Securities and Exchange Commission (the "Commission") grant no-action relief to Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company"), with respect to a stockholder proposal and a statement in support thereof (the "Proposal") submitted by Jing Zhao (the "Proponent"). The Proposal, if adopted, would require an amendment to the Wal-Mart Corporate Governance Guidelines (the "Guidelines") that would "discontinue and remove disqualified members of [the] Board of Directors." The Proposal is more fully set forth in the attached Exhibit A.

In connection with your request for our opinion, we have reviewed the following documents, all of which were supplied by the Company or were obtained from publicly available records: (i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware (the "Secretary of State") on October 26, 1988 (the "Restated Certificate"), as amended by the Certificate of Amendment of the Restated Certificate, as filed with the Secretary of State on August 26, 1991, the Certificate of Change of Location of Registered Office and of Registered Agent, as filed with the Secretary of State on October 16, 1998, the Certificate of Amendment of the Restated Certificate, as filed with the Secretary of State on July 27, 1999, and the Certificate of Change of Registered Agent and Registered Office, as filed with the Secretary of State on March 29, 2004 (collectively, the "Certificate"); (ii) the Amended and Restated Bylaws of the Company, effective as of June 5, 2014 (the "Bylaws"); (iii) the Guidelines; and (iv) the Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals and the conformity with authentic originals of all documents submitted to us as copies or forms, and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein. We have not reviewed any documents other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that is inconsistent with our opinion expressed herein. Moreover, for purposes of rendering this opinion, we have conducted no independent factual investigation of our own, but have relied exclusively upon (i) the documents listed above, the statements and information set forth therein, and the additional matters related or assumed therein, all of which we have assumed to be true, complete, and accurate in all material respects, and (ii) the additional information and facts related herein, as to which we have been advised by the Company, all of which we have assumed to be true, complete, and accurate in all material respects.

Based upon and subject to the foregoing, and upon such legal authorities as we have deemed relevant, and limited in all respects to matters of Delaware law, for the reasons set forth below, it is our opinion that the Proposal, if adopted and implemented, would violate the General Corporation Law of the State of Delaware (the "DGCL"), that the Company therefore lacks the power and authority to implement the Proposal and, accordingly, the Proposal is not a proper subject for stockholder action under Delaware law.

The Proposal

The Proposal reads as follows:

> Resolved: shareholders recommend that Wal-Mart Stores, Inc. reform the Corporate Governance Guidelines in respect of the Director Qualifications to add guidelines to discontinue and remove disqualified members of the Board of Directors, in accordance with applicable laws.

Discussion

The Proposal would violate Delaware law because it would purport to permit the Board of Directors of the Company (the "Board"), through an amendment to the Guidelines, to discontinue a board member's service on the Board by removing that director.

The Proposal recommends an amendment to the Guideline in order to convey the ability to "discontinue and remove disqualified directors" from the Board. The Guidelines serve as a framework of governing principles, adopted by the Board, "within which the Board may conduct its business" and that "assist the Board in the exercise of its responsibilities to our shareholders and the Company." Thus, by requesting an amendment to the Guidelines, the Proposal seeks to expressly authorize the Board to "discontinue and remove" certain directors.

Under Delaware law, the stockholders' right to remove directors is specifically addressed in Section 141(k) of the DGCL. Section 141(k) provides that, subject to certain exceptions, the holders of a majority of the shares entitled to vote at an election of directors may remove one or more members of a board of directors. 8 Del. C. § 141(k) ("Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors ...."); see Rohe v. Reliance Training Network, Inc., 2000 WL 1038190, at *12 (Del. Ch. July 21, 2000) (noting that Section 141(k) makes it clear that directors "may be removed with or without cause by a majority of the shares of the company"). Consistent with Section 141(k), Article III, Section 9 of the Bylaws specifically provides that "[a]ny director or the entire Board may be removed from office at any time, with or without cause, but only upon the affirmative vote of the holders of at least a majority of the shares of capital stock of the [Company] entitled to vote at an election of directors."

Pursuant to Section 141(k), the stockholders' right to remove a director is limited if the board is classified (in which case the stockholders, unless otherwise specified in the certificate of incorporation, may only remove directors for cause) and if the corporation has cumulative voting (in which case, a director may not be removed without cause if the votes cast against the director's removal would be sufficient to elect him if then cumulated). 8 Del. C. § 141(k). In this case, neither exception applies to the Board.[1]

Delaware law considers removal of directors to be a fundamental element of the stockholder's authority. Rohe, 2000 WL 1038190, at *12 (Del. Ch. July 21, 2000). There are three methods by which a sitting director's term may be brought to a close under Delaware law: "(1) when the director's successor is elected and qualified, (2) if the director resigns, or (3) if the director is removed." Kurz v. Holbrook, 989 A.2d 140, 155 (Del. Ch. 2010), *rev'd on other grounds, aff'd in part sub nom.* Crown EMAK P'rs LLC v. Katz, 922 A.2d 377 (Del. 2010) (explaining that there are "limited and enumerated means in which a director's term can end").

For over 95 years, Delaware law has barred directors from removing other directors. Bruch v. Nat'l Guar. Credit Corp., 116 A. 738, 471 (Del. Ch. 1922) (stating that permitting directors to remove other directors would open the door to directors "wrest[ing] control of corporate affairs from the stockholders"); Kurz, 989 A.2d at 157. The Delaware Court of Chancery has acknowledged that Delaware law does not recognize the validity of removal of a director by other directors. Nevins v. Bryan, 885 A.2d 233, 252 n.70 (Del. Ch. 2005) ("Delaware law does not permit directors to remove other directors."), *aff'd* 884 A.2d 512 (Del. 2005); Rohe, 2000 WL 1038190, at *12 (Del. Ch. July 21, 2000); David A. Drexler et al., Delaware Corporation Law and Practice §13.01[12][b] (2015) (noting that the amendment to Section 141 has been cited for the proposition that "by negative implication intended by the draftsmen [of Section 141(k)], directors do not have the authority to remove other directors.") (citing Arsht & Black, The 1974 Amendments To The Delaware Corporation Law, 378 (Prentice-Hall Corporation Report, 1974)). Amendments to governing documents, such as bylaws or governing guidelines, that purport to grant directors the right to remove other directors are invalid under Delaware law. Kurz, 989 A.2d at 157 (stating that the DGCL does not contemplate a bylaw overturning the rule that directors do not have the authority to remove other directors); R. Franklin Balotti & Jesse A. Finkelstein, The Delaware Law of Corporations and Business Organizations §1.1 (3rd Edition, 2017 Supp. 1998)

---

[1] Section 141(d) of the DGCL provides that to classify a board, the certificate of incorporation, initial bylaws, or a bylaw adopted by a vote of the stockholders of the Company must divide the board into classes. 8 Del. C. §§ 141(d). Neither the Certificate nor the Bylaws provide for a classified board. In addition, Article III, Section 1 of the Bylaws provides that "each director shall be elected to serve until the next annual meeting of stockholders . . . ." Section 214 of the DGCL provides that cumulative voting for the election of directors may be provided for in the certificate of incorporation of a corporation. 8 Del. C. § 214. The Certificate does not provide for cumulative voting for directors. Instead, Article III, Section 1 of the Bylaws provides that in an uncontested election of directors, each director shall be elected by a majority of the shares present and entitled to vote at the meeting, and in a contested election, each director shall be elected by a plurality of the votes present and entitled to vote at the meeting.

("[A] director-adopted-by-law purporting to allow removal of directors by other members of the board is void."); see Klaassen v. Allegro Dev. Corp., 2013 WL 5739680, at *23 n. 13 (Del. Ch. Oct. 11, 2013) *aff'd* 82 A.3d 730 (Del. 2013) *and aff'd* 106 A.3d 1035 (Del. 2014).

Finally, we note that the intent of the Guidelines is "to serve as a flexible framework within which the Board may conduct its business and not a set of legally binding obligations[.]" Even if the Guidelines could be reformed in the manner requested by the Proposal, the implementation of the Proposal would not, per the express terms of the Guidelines, establish a legally enforceable right of, or obligation for, the Board to "discontinue and remove" another Board member.

The Proposal, if adopted, would amend the Guidelines to permit the Board to remove certain directors if the directors failed to meet the qualifications for directors described in the Guidelines and, thus, would conflict with the right that Delaware law (and the Bylaws) grants uniquely to the stockholders of the Company to remove directors. For that reason, the Company lacks the power and authority to implement the Proposal and the Proposal, if adopted, would be invalid under Delaware law and would conflict with the DGCL. For the aforementioned reasons, the Proposal is not a proper subject for stockholder action under Delaware law.

This opinion is rendered solely for your benefit in connection with the foregoing and may not be relied upon by any other person or entity, or be furnished or quoted to any person or entity for any purpose, without our prior written consent; provided that this opinion may be furnished to or filed with the Commission in connection with your no-action request relating to the Proposal.

Very truly yours,

Potter Anderson & Corroon LLP

POTTER ANDERSON & CORROON LLP

1243229

EXHIBIT E

FISMA & OMB Memorandum M-07-16

May 9, 2016

Board of Directors

Wal-Mart Stores, Inc.

702 Southwest 8th Street

Bentonville, Arkansas 72716-0215

directors@wal-mart.com, irinqu@wal-mart.com

Dear directors:

As a Wal-Mart shareholder (enclosed is my proxy), I am writing you to express my grieve concerns of Ms. Marissa Mayer's qualification to serve our board, as a long time shareholder of Yahoo! Inc.

Yahoo's so-called Human Rights Fund is a shameful case of the failure of Yahoo's corporate governance against the Chinese human rights movement.

You can see that my human rights proposal (#5 p.28) was voted at 2011 Yahoo shareholders meeting, which requests adopt human rights principle "including supervising the abused Yahoo Human Rights Fund": http://cpri.tripod.com/cpr2011/YHOO_2011_Proxy_Statement.pdf . I and my family received threats within one month of the meeting from Harry Wu, who controlled the Yahoo Human Rights Fund. Yahoo's Human Rights Program Director told me that "Yahoo disagreed with Wu, but Yahoo was dictated to hand the fund to Wu by Congressmen." Within the Chinese human rights community, everyone knew that the Yahoo fund was Wu's personal money. Wu threatened to ruin my family with this $17million Yahoo Human

Rights Fund. I lived under fear and was forced to file the compliant with the preparation to die in front of Yahoo HQs: http://cpri.tripod.com/cpr2012/yahoo_220_complaint.pdf

I also had a proposal #4 Social Responsibility Report at Yahoo 2013 Shareholders Meeting (page 30):
http://files.shareholder.com/downloads/YHOO/2467717314x0x659131/728b8747-18d9-4de2-987e-b1897eb18227/YHOO_2013_Proxy_Statement.pdf

Wu abused the Yahoo Human Rights Fund to hire lawyers to threaten the former executive director of the fund to silence her because she revealed some abuses of the fund. Wu also used this Yahoo fund to defend his own cases, including a recent sexual harassments case against him.

After Wu's death, some victims of the Yahoo fund finally began to speak out. For example, there is a Statement by Seven Former Chinese Political Prisoners Regarding the Death of Harry Wu and the Abuses of the Yahoo Human Rights Fund (April 28, 2016).
https://chinachange.org/2016/04/28/statement-by-seven-former-chinese-political-prisoners-regarding-the-death-of-harry-wu-and-the-abuses-of-the-yahoo-human-rights-fund/

I was deprived of Chinese passport/citizenship because of my human rights activities. Until today, Yahoo has refused to communicate with the Chinese human rights movement since the Shi Tao case in 2003. Yahoo's CEO is not qualified to serve our board.

Respectfully,

Jing Zhao, Shareholder

Jing Zhao